News Release


Sun
Life Financial

Sun Life Financial Reports Fourth Quarter and Full Year 2016 Results

The information contained in this document is based on the audited annual and unaudited interim financial results of Sun Life Financial Inc. ("SLF Inc.") for the period ended December 31, 2016. SLF Inc. and its subsidiaries, are collectively referred to as "the Company", "Sun Life Financial", "we", "our", and "us", and also includes, where applicable, our joint ventures and associates. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (February 15, 2017) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the fourth quarter ended December 31, 2016. Fourth quarter reported net income was $728 million. Fourth quarter operating net income[(1)] and underlying net income[(1)] were $732 million and $560 million, respectively.

	Quarterly results		Full Year	
	Q4'16	Q4'15	**2016**	2015
Reported net income ($ millions)	**728**	536	**2,485**	2,185
Operating net income[(1)] ($ millions)	**732**	598	**2,487**	2,253
Underlying net income[(1)] ($ millions)	**560**	646	**2,335**	2,305
Reported EPS[(2)] ($)	**1.18**	0.87	**4.03**	3.55
Operating EPS[(1)(2)] ($)	**1.19**	0.98	**4.05**	3.68
Underlying EPS[(1)(2)] ($)	**0.91**	1.05	**3.80**	3.76
Reported ROE[(1)]	**14.8%**	11.4%	**13.0%**	12.2%
Operating ROE[(1)]	**14.9%**	12.7%	**13.0%**	12.6%
Underlying ROE[(1)]	**11.4%**	13.8%	**12.2%**	12.8%

- Common share dividend declared of $0.42 per share for the quarter. Dividends declared in the year of $1.62 per share
- Minimum Continuing Capital and Surplus Requirements ratio for Sun Life Assurance Company of Canada of 226%. Cash and other liquid assets amounted to $1.6 billion for Sun Life Financial Inc. and its wholly-owned holding companies[(3)]
- Global assets under management ("AUM") of $903 billion compared to $891 billion as at December 31, 2015

"Our fourth quarter closed out a year defined by an intensified commitment to our Clients and significant progress on several fronts for Sun Life," said Dean Connor, President and Chief Executive Officer, Sun Life Financial. "I'm pleased with the execution of our digital and wealth initiatives in Canada, our sales momentum in Asia, the scaling and integration of our U.S. operations, and strong long-term investment performance in our asset management businesses."

"In 2016, we achieved underlying net income of $2.3 billion, raised our common share dividend twice, and generated 12.2% underlying return on equity," said Connor. "We also generated strong topline growth, increasing insurance sales by 27% and wealth sales by 14% for the year compared to 2015. Total shareholder return was 24% for the year."

"During the quarter we announced industry-leading underwriting and product changes in Canada that increase access and make it easier for Clients to do business with us," said Connor. "We also continued to improve our digital touchpoints and solutions, from new mobile apps to advanced analytics that provide Clients with proactive and relevant advice and prompts to meet their unique needs. In recognition of our focus, Sun Life earned the highest overall score in Forrester's annual Canadian Life Insurance Digital Sales Functionality Benchmark."

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(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2) All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated. For operating EPS and underlying EPS, refer to Use of Non-IFRS Financial Measures.
(3) For additional information, see the section under the heading Capital Management in this document.

Operational Highlights

Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate. We detail our continued progress in these pillars below.

Fourth Quarter Operational Highlights

A Leader in Insurance and Wealth Solutions in our Canadian home market

Total Canadian sales were strong and increased compared to the fourth quarter of 2015 in each of our businesses. Individual insurance sales doubled over the same period in the prior year in anticipation of the tax legislation changes effective January 1, 2017. The increase was driven by Career Sales Force and third-party sales, particularly of participating permanent and universal life products.

Individual wealth sales of $1.5 billion were up 8% in the fourth quarter. We continued to experience solid growth in sales of our wealth manufactured[(1)] products including SLGI[(2)] mutual funds, Sun GIF[(3)] segregated funds, and payout annuities. These increases were partially offset by a decrease in sales of non-SLGI mutual funds.

Group Benefits and Group Retirement Services sales increased compared to the fourth quarter of 2015, primarily due to several large-case sales.

A Leader in global Asset Management

MFS Investment Management ("MFS") had AUM of US$426 billion as at December 31, 2016. Gross sales were US $19.8 billion in the fourth quarter of 2016 and net outflows were US$9.5 billion. Rebalancing by institutional Clients was the largest driver of outflows. An increase in non-U.S. retail redemptions, which were in line with the industry as a whole, was an additional contributor to the higher net outflows when compared to the previous quarter.

In the fourth quarter, we experienced asset depreciation of $5.6 billion reflecting the decline in fixed income and non-U.S. equity markets. MFS remains focused on long-term retail funds, where performance remained strong: 61%, 75% and 97% of MFS's U.S. retail mutual fund assets ranked in the top half of their Lipper categories based on three-, five- and ten-year performance, respectively, as of December 31, 2016.

Sun Life Investment Management had AUM of $53 billion as at December 31, 2016. Strong net inflows of $2.3 billion in the fourth quarter were driven primarily from Prime Advisors Inc. During the quarter, the Bentall Kennedy group of companies ("Bentall Kennedy") continued to expand its product offerings by creating products that are complementary to its core Canadian and U.S. diversified property funds.

A Leader in U.S. Group Benefits and International high net worth solutions

Sales in Group Benefits increased 32% compared to the fourth quarter of 2015, following our U.S. employee benefits business acquisition in 2016. Year over year, collectively, sales in the life, disability, and dental product lines doubled, and Disability Reinsurance Management Services sales remained strong.

A Leader in Asia through Distribution Excellence in Higher Growth Markets

SLF Asia individual insurance sales increased by 36% over the fourth quarter of the prior year, with growth in all markets. These results were driven by organic growth across the region as well as our increased ownership of businesses in India, Indonesia and Vietnam. Strong wealth sales were led by growth across India, Hong Kong and the Philippines.

We continued to invest in our Asia business during the quarter, and completed a transaction to acquire the remaining 25% share in Sun Life Vietnam Insurance Company Limited.

[(1)] Represents sales of individual wealth products developed by Sun Life, which include Sun Life Global Investment mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities.
[(2)] Sun Life Global Investments (Canada) Inc.
[(3)] Sun Life Guaranteed Investment Funds

Annual Operational Highlights

A Leader in Insurance and Wealth Solutions in our Canadian home market

- We retained our industry-leading positions in Group Benefits[1] and Group Retirement Services ("GRS")[2] and ranked second in the individual insurance[3] business.
- The strategic investments we made in our businesses are delivering benefits as reflected in increased sales in our individual wealth manufactured products[4], SLGI[5] mutual funds and Sun GIF[6], and our Defined Benefit Solutions products. SLGI completed its sixth full year of operations and continued to offer top-performing funds as all five of the Granite Managed Portfolios had four-year performance that exceeded the peer median[7].
- We made significant investments to further enhance our Client experience and advance our digital innovation strategy, including the launch of Digital Health Solutions, a new business designed to help Canadians find new and better ways of accessing health care products and services. In addition, Client Solutions' Digital Benefits Assistant, which surfaces helpful ideas at the right time through our Clients' channel of choice, continued to build momentum by engaging Clients proactively and delivering personalized and relevant interactions. Other growth initiatives included the launch of automatic enrollment for SLGI's Private Client program, and GRS's MAX my money@work, a new digital Client enrollment tool.
- During 2016, we made enhancements to the my Sun Life Mobile App, enabling Clients to search for local healthcare providers and show Client ratings. This allows Clients to take a more active role in managing their health and well-being. In addition, the app allows Clients to submit claims and check coverage and savings balances.
- For the eighth year in a row, Canadians have voted Sun Life Financial as the "Most Trusted Life Insurance Company", part of the *Reader's Digest Trusted Brand*™ awards program.

A Leader in global Asset Management

- MFS continued to deliver strong long-term investment performance and grew AUM to US$426 billion as of December 31, 2016. We continued to invest in our technological infrastructure to ensure MFS continues to deliver world-class Client service and to position its platform for future growth.
- MFS was named *Equity Manager of the Year* in the U.K. by *Financial News* in October, 2016 in recognition for its Client service focus and long-term value.
- SLIM achieved strong sales growth and launched new products and funds, including Sun Life Institutional Investment (Canada) Inc.'s Short Term Private Fixed Income Plus Fund, Ryan Labs Asset Management Inc.'s ("Ryan Labs") strategies including Defensive Risk Premia, and two new funds from Bentall Kennedy, ending the year with net sales of $4.5 billion and AUM of $53.2 billion.
- Bentall Kennedy was ranked among the top five firms globally in the 2016 Global Real Estate Sustainability Benchmark rankings. This is the sixth year that the team at Bentall Kennedy has received this recognition.

A Leader in U.S. Group Benefits and International high net worth solutions

- In the first quarter of 2016, we closed the acquisition of Assurant Inc.'s U.S. Employee Benefits business, adding new capabilities and scale to our group benefits business in the U.S. The acquired business includes the second largest preferred provider dental network in the U.S., a group life and disability business with products and capabilities in voluntary benefits and vision, and integrated capabilities in benefits communications, deductions reporting and administration.
- The U.S. employee benefits business acquired in 2016 is proceeding in line with expectations, including the realization of transaction synergies. We are achieving our objectives in integrating our products, distribution, account management teams, and other organizational structures.
- In Group Benefits, we continued to improve the profitability of the disability business through expense, claims management and pricing actions that we have taken over the past few years. Sales increased significantly year over year reflecting the contribution of the U.S. employee benefits business acquired since closing in 2016.

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[1] The 2016 Fraser Group, most recently published *Group Universe Report*, based on 2015 data as measured by revenue, including administrative services only premium equivalents.
[2] As measured by Benefits Canada magazine's 2016 *CAP Suppliers Report*, based on June 30, 2016 assets under administration, and released in December 2016.
[3] LIMRA, for the nine months ended September 30, 2016.
[4] Represents sales of individual wealth products developed by Sun Life, including Sun Life Global Investment mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities.
[5] Sun Life Global Investments (Canada) Inc.
[6] Sun Life Guaranteed Investment Funds
[7] Morningstar performance statistics as at December 31, 2016 for performance of the funds since inception.

- International launched a new life insurance product to broaden our offering to the international life insurance market. International sales increased 16% compared to the prior year.

A Leader in Asia through Distribution Excellence in Higher Growth Markets

- We have continued to invest in our Asia business, including acquiring full ownership of Sun Life Vietnam Insurance Company Limited, announcing we have agreed to an exclusive 15-year distribution agreement with FWD Life Insurance Company (Bermuda) Limited ("FWD") in Hong Kong and also to acquire its pension business consisting of the Mandatory Provident Fund and Occupational Retirement Schemes Ordinance businesses, acquiring full ownership of PT CIMB Sun Life in Indonesia and extending our bancassurance arrangement with PT Bank CIMB Niaga in Indonesia, and increasing our ownership in Birla Sun Life Insurance in India to 49%.
- Our individual insurance and wealth sales grew 29% and 25% respectively over 2015.

Recognition

- For the eighth consecutive year, SLF Inc. has been the only North American insurance company to be listed among the 2016 Global 100 Most Sustainable Corporations in the World (the “Global 100”).
- Sun Life Financial was ranked in the top ten in *The Globe and Mail’s* Board Games 2016 annual rating of governance practices of Canadian Boards of Directors compiled by the Report on Business.
- Corporate Knights recognized Sun Life as one of 2016’s Best 50 Corporate Citizens in Canada ranking.

How We Report Our Results

We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. Information concerning these segments is included in our annual consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements”), which are prepared using International Financial Reporting Standards ("IFRS"). Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Except where otherwise noted, financial information is presented in accordance with IFRS and the accounting requirements the Office of the Superintendent of Financial Institutions ("OSFI").

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in our annual and interim management's discussion and analysis (“MD&A”) and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports. Reconciliations to IFRS measures are also available in this document under the heading Reconciliation of Non-IFRS Financial Measures.

Operating net income (loss) and financial measures based on operating net income (loss), consisting of operating earnings per share (“EPS”) or operating loss per share, and operating return on equity (“ROE”), are non-IFRS financial measures. Operating net income (loss) excludes from reported net income the impact of the following amounts that when adjusted, enable our investors to better assess the underlying performance of our businesses: (i) certain hedges in SLF Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges; (ii) fair value adjustments on MFS's share-based payment awards, that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States; (iii) acquisition, integration and restructuring amounts (including impacts related to acquiring and integrating acquisitions); (iv) goodwill and intangible asset impairment charges;

and (v) other items that are not operational or ongoing in nature (e.g., gain or loss on disposal of businesses). Operating EPS also excludes the dilutive impact of convertible instruments.

Underlying net income (loss) and financial measures based on underlying net income (loss), consisting of underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the impact of the following items that create volatility in our results under IFRS, and when removed assist in explaining our results from period to period: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income, and when removed assist in explaining our results from period to period. Market related impacts include: (i) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period and on the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the impact of returns in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading Q4 2016 vs. Q4 2015 and 2016 vs. 2015 in the Financial Summary section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact for insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible instruments.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only (“ASO”) premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, assets under management ("AUM"), assets under administration, reported ROE, and effective income tax rates on an operating net income and underlying net income basis.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss).

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted above, operating EPS and underlying EPS exclude the dilutive impact of convertible instruments.

Additional Information

Additional information about SLF Inc. can be found in our Annual Consolidated Financial Statements, annual and interim MD&A and Annual Information Form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.'s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s interim MD&As and interim consolidated financial statements and accompanying notes are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Financial Summary

	Quarterly results					Full year	
($ millions, unless otherwise noted)	**Q4'16**	Q3'16	Q2'16	Q1'16	Q4'15	**2016**	2015
Net income (loss)							
Reported net income (loss)	**728**	737	480	540	536	**2,485**	2,185
Operating net income (loss)[1]	**732**	750	474	531	598	**2,487**	2,253
Underlying net income (loss)[1]	**560**	639	554	582	646	**2,335**	2,305
Diluted EPS ($)							
Reported EPS (diluted)	**1.18**	1.20	0.78	0.88	0.87	**4.03**	3.55
Operating EPS (diluted)[1]	**1.19**	1.22	0.77	0.87	0.98	**4.05**	3.68
Underlying EPS (diluted)[1]	**0.91**	1.04	0.90	0.95	1.05	**3.80**	3.76
Reported basic EPS ($)	**1.19**	1.20	0.78	0.88	0.88	**4.05**	3.57
Avg. common shares outstanding (millions)	**613**	613	613	612	612	**613**	612
Closing common shares outstanding (millions)	**613.6**	612.9	612.8	612.6	612.3	**613.6**	612.3
Dividends per common share ($)	**0.42**	0.405	0.405	0.39	0.39	**1.62**	1.51
MCCSR ratio for Sun Life Assurance[2]	**226%**	221%	214%	216%	240%	**226%**	240%
Return on equity (%)							
Reported ROE[1]	**14.8%**	15.4%	10.3%	11.5%	11.4%	**13.0%**	12.2%
Operating ROE[1]	**14.9%**	15.7%	10.1%	11.3%	12.7%	**13.0%**	12.6%
Underlying ROE[1]	**11.4%**	13.4%	11.9%	12.4%	13.8%	**12.2%**	12.8%
Premiums and deposits							
Net premium revenue	**4,419**	3,888	3,563	3,178	3,551	**15,048**	10,395
Segregated fund deposits	**3,691**	2,294	2,834	2,731	2,523	**11,550**	12,047
Mutual fund sales[1]	**22,344**	23,115	20,007	19,262	17,598	**84,728**	76,551
Managed fund sales[1][3]	**10,263**	9,256	9,886	10,865	7,678	**40,270**	30,079
ASO premium and deposit equivalents[1]	**1,705**	1,623	1,745	1,790	1,770	**6,863**	7,078
Total premiums and deposits[1]	**42,422**	40,176	38,035	37,826	33,120	**158,459**	136,150
Assets under management							
General fund assets	**161,071**	164,321	159,453	156,849	155,413	**161,071**	155,413
Segregated funds	**97,167**	95,386	91,463	89,795	91,440	**97,167**	91,440
Mutual funds, managed funds and other AUM[1]	**645,037**	648,393	613,687	613,874	644,479	**645,037**	644,479
Total AUM[1]	**903,275**	908,100	864,603	860,518	891,332	**903,275**	891,332
Capital							
Subordinated debt and innovative capital instruments[4]	**4,534**	4,533	3,538	3,538	3,189	**4,534**	3,189
Participating policyholders' equity and non-controlling interest	**412**	351	193	186	168	**412**	168
Total shareholders' equity	**21,956**	21,604	20,898	20,737	21,250	**21,956**	21,250
Total capital	**26,902**	26,488	24,629	24,461	24,607	**26,902**	24,607

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
[2] Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance").
[3] In the second quarter of 2016, we moved our sales reporting methodology for Bentall Kennedy's real estate investment management operations from an investment property activity basis to a Client cash flow basis to be consistent with the method used in our existing asset management operations. Managed fund sales were previously reported as $11,252 million in the first quarter of 2016, $8,327 million in the fourth quarter of 2015 and $31,079 million for the year ended 2015. For additional information, see Additional Financial Disclosure - Sales.
[4] Innovative capital instruments consist of Sun Life ExchangEable Capital Securities and qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and interim Consolidated Financial Statements. For additional information, see Capital and Liquidity Management – Capital in our 2016 annual MD&A.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

Q4 2016 vs. Q4 2015

Our reported net income was $728 million in the fourth quarter of 2016, compared to $536 million in the fourth quarter of 2015. Operating net income was $732 million for the quarter ended December 31, 2016, compared to $598 million for the same period in the prior year. Underlying net income was $560 million in the fourth quarter of 2016, compared to $646 million in the fourth quarter of 2015.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the fourth quarter of 2016 and 2015.

	Quarterly results	
($ millions, after-tax)	**Q4'16**	Q4'15
Reported net income	**728**	536
Certain hedges in SLF Canada that do not qualify for hedge accounting	**8**	10
Fair value adjustments on MFS's share-based payment awards	**10**	(6)
Acquisition, integration and restructuring[1]	**(22)**	(66)
Operating net income[2]	**732**	598
Equity market impact		
Impact from equity market changes	**29**	(1)
Basis risk impact	**(3)**	(3)
Equity market impact[3]	**26**	(4)
Interest rate impact		
Impact from interest rate changes	**160**	(16)
Impact of credit spread movements	**(25)**	(10)
Impact of swap spread movements	**(5)**	(9)
Interest rate impact[4]	**130**	(35)
Increases (decreases) from changes in the fair value of real estate	**6**	3
Market related impacts	**162**	(36)
Assumption changes and management actions	**10**	(12)
Underlying net income[2]	**560**	646
Impact of other notable items on our net income:		
Experience related items[5]		
Impact of investment activity on insurance contract liabilities	**15**	73
Mortality	**(4)**	7
Morbidity	**(13)**	12
Credit	**22**	18
Lapse and other policyholder behaviour	**(7)**	(4)
Expenses[6]	**(76)**	(44)
Other	**22**	23

[1] In the fourth quarter of 2016, Acquisition, integration and restructuring amounts primarily related to the integrations of the U.S. employee benefits business we acquired in 2016, Bentall Kennedy acquired in 2015, and the buy-up of PT CIMB Sun Life in Indonesia in 2016. In the fourth quarter of 2015, Acquisition, integration and restructuring amounts consisted of $63 million related to the closing of our wealth business in SLF U.S. International to new sales, which included assumption changes and management actions of $41 million to reflect assumption updates including the expense strengthening associated with closing the business, and $3 million related to the acquisition and integration of Bentall Kennedy, Prime Advisors and Ryan Labs and acquisition costs related to the U.S. employee benefits business acquired in 2016.

[2] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

[3] Equity market impact consists primarily of the effect of returns in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% per quarter. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

[4] Interest rate impact includes the effect of interest rate changes that differ from best estimate assumptions and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.

[5] Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

[6] Expense experience in the fourth quarter of 2016 includes $46 million ($11 million in 2015) reflecting higher incentive plan payments related to strong operating results and long-term relative share performance.

Our reported net income for the fourth quarter of 2016 and 2015 included items that we believe are not operational in nature and which are, therefore, excluded in our calculation of operating net income. Operating net income for the fourth quarter of 2016 and 2015 excluded the net impact of certain hedges in SLF Canada that do not qualify for hedge accounting, fair value adjustments on MFS's share-based payment awards, and acquisition, integration and restructuring amounts. The net impact of these items reduced reported net income by $4 million in the fourth quarter of 2016, compared to a reduction of $62 million in the fourth quarter of 2015.

Our underlying net income for the fourth quarter of 2016 and 2015 excludes market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions increased operating net income by $172 million in the fourth quarter of 2016, compared to a decrease of $48 million in the fourth quarter of 2015. Interest rates experience in the fourth quarter of 2016 reflects gains from large increases in long-term rates without similar increases in short-term rates, favourable impacts from rebalancing of hedges, and changes in the positioning of the asset portfolio as rates increased during the quarter.

Net income in the fourth quarter of 2016 also reflected positive credit experience and a lower level of gains from investing activity on insurance contract liabilities. This was partially offset by unfavourable expense experience, reflecting incentive compensation costs arising from overall strong business performance and investment in growing our businesses. We also experienced unfavourable morbidity results mainly in the U.S.

Net income in the fourth quarter of 2015 also reflected favourable impact from investment activity on insurance contract liabilities largely in SLF Canada and SLF U.S., positive credit and morbidity and mortality experience, and other experience items including a change to post-retirement benefit liabilities in SLF U.S. This was partially offset by unfavourable expense experience including investment in growing our businesses.

2016 vs. 2015

Our reported net income was $2,485 million for 2016, compared to $2,185 million in 2015. Operating net income was $2,487 million for 2016, compared to $2,253 million in 2015. Underlying net income was $2,335 million, compared to $2,305 million in 2015.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in 2016 and 2015.

	Full year	
($ millions, after-tax)	**2016**	2015
Reported net income	**2,485**	2,185
Certain hedges in SLF Canada that do not qualify for hedge accounting	**(5)**	21
Fair value adjustments on MFS's share-based payment awards	**30**	(9)
Acquisition, integration and restructuring[1]	**(27)**	(80)
Operating net income[2]	**2,487**	2,253
Equity market impact[3]	**51**	(128)
Interest rate impact[4]	**34**	65
Increases (decreases) from changes in the fair value of real estate	**22**	20
Market related impacts	**107**	(43)
Assumption changes and management actions	**45**	(9)
Underlying net income[2]	**2,335**	2,305
Impact of other notable items on our net income:		
Experience related items[5]		
Impact of investment activity on insurance contract liabilities	**154**	164
Mortality	**(14)**	29
Morbidity	**(23)**	—
Credit	**64**	72
Lapse and other policyholder behaviour	**(11)**	(14)
Expenses	**(124)**	(86)
Other	**39**	2

[1] In 2016, Acquisition, integration and restructuring amounts primarily related to integration costs of the U.S. employee benefits business acquisition in 2016, and the integration of Bentall Kennedy and Ryan Labs acquired in 2015. These costs were partially offset by a non-cash gain of $37 million as a result of both remeasuring our existing investment to fair value upon acquiring control over the operations of Sun Life Vietnam Insurance Company Limited and remeasuring our existing investment to fair value upon acquiring control over the operations of PT CIMB Sun Life in Indonesia, which was partially offset by acquisition and integration costs. In 2015, Acquisition, integration and restructuring amounts consisted of $63 million related to the closing of our wealth business in SLF U.S. International to new sales, which included assumption changes and management actions of $41 million to reflect assumption updates including the expense strengthening associated with closing the business, and $17 million related to our acquisitions and integrations of Bentall Kennedy, Prime Advisors, and Ryan Labs as well as acquisition costs related to the U.S. employee benefits business acquired in 2016.

[2] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

[3] Equity market impact consists primarily of the effect of returns in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% per quarter. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

[4] Interest rate impact includes the effect of interest rate changes that differ from best estimate assumptions and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.

[5] Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income for 2016 and 2015 included items that we believe are not operational in nature and which are, therefore, excluded in our calculation of operating net income. Operating net income for 2016 and 2015 excluded the net impact of certain hedges in SLF Canada that do not qualify for hedge accounting, fair value adjustments on MFS's share-based payment awards, and acquisition, integration and restructuring amounts. The net impact of these items reduced reported net income by $2 million in 2016, compared to a reduction of $68 million in 2015.

Our underlying net income for 2016 and 2015 excludes market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions increased operating net income by $152 million in 2016, compared to a decrease of $52 million in the same period in 2015. Interest rates experience in the fourth quarter of 2016 reflects gains from large increases in long-term rates without similar increases in short-term rates, favourable impacts from rebalancing of hedges, and changes in the positioning of the asset portfolio as rates increased during the quarter.

Net income in 2016 also reflected gains from investment activities on insurance contract liabilities and positive credit experience, partially offset by unfavourable expense experience, reflecting incentive compensation costs arising from overall strong business performance and investment in growing our businesses, and unfavourable morbidity experience mainly in the U.S.

Net income in 2015 reflected the favourable impact from investment activity on insurance contract liabilities, positive credit and mortality experience, partially offset by unfavourable expense experience including investment in growing our businesses and lapse and other policyholder behaviour.

Annual Goodwill and Intangibles Impairment Testing

The Company completed its annual goodwill and indefinite life intangible asset impairment testing in the fourth quarter of 2016. No impairment charges on goodwill and indefinite life intangible assets were recognized in 2016. There were no significant impairment charges as a result of this testing in 2015.

Acquisitions

SLF U.S.

On March 1, 2016, we acquired Assurant, Inc.'s U.S. employee benefits business. The acquired business added new capabilities and scale to our leading group benefits business in the U.S. The acquired business includes a dental business and provider network, a group life and disability business, products and capabilities in voluntary benefits and vision, and integrated capabilities in benefits communications, deductions reporting, and administration. Also acquired in the transaction was Disability Reinsurance Management Services, Inc., which provides turnkey disability risk management products and services to other insurance companies. The purchase price for the acquisition was $1,264 million, consisting of a ceding commission and a payment for the acquisition of direct subsidiaries. The acquisition was financed using a combination of cash and subordinated debt issued by SLF Inc.

The integration is progressing as expected and major milestones in 2016 included achieving our objectives in integrating our products, distribution, account management teams and other organizational structures. The contribution from the acquired business included the expected expense synergies for 2016 and favourable morbidity experience. We maintain our expectations of US$100 million pre-tax run-rate synergies at the end of 2019[(1)] and an accretion of $0.17 earnings per share to earnings in 2019[(1)], excluding transaction and integration costs.

SLF Asia

During 2016, we acquired full ownership of Sun Life Vietnam Insurance Company Limited ("Sun Life Vietnam", formerly PVI Sun Life Insurance Company Limited). On January 7, 2016, we increased our ownership interest in Sun Life Vietnam, from 49% to 75%, by acquiring from our joint venture partner PVI Holdings an additional 26% of the charter capital. On November 9, 2016, we acquired the remaining 25% of non-controlling interest from PVI Holdings.

On April 11, 2016, we increased our ownership in Birla Sun Life Insurance Company Limited ("BSLI") in India, from 26% to 49% by purchasing additional shares of BSLI from Aditya Birla Nuvo Limited.

On July 1, 2016, we increased our ownership interest in PT CIMB Sun Life in Indonesia, from 49% to 100%. We also entered into an extended bancassurance arrangement with PT Bank CIMB Niaga to strengthen our distribution capabilities.

On August 3, 2016, we entered into an agreement to acquire the Hong Kong pension business of FWD, consisting of Mandatory Provident Fund and Occupational Retirement Schemes Ordinance businesses. We will also enter into an exclusive 15-year distribution agreement with FWD that will allow us to distribute our pension products through FWD's agency force in Hong Kong. The transactions are expected to be completed in stages over the course of 2017 and 2018, subject to the receipt of regulatory approvals and satisfaction of customary closing conditions.

Additional information concerning our acquisitions is provided in Notes 3 and 16 of our Annual Consolidated Financial Statements.

[(1)] See the section in this document under the heading Forward-looking Statements. Expected accretion to earnings per share is a Non-IFRS financial measure which includes our expected pre-tax run rate synergies and reflects the exclusion of expected transaction and integration costs from expected reported net income. There is is no directly comparable measure under GAAP and a reconciliation is not possible as it is forward-looking information.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and income, are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters and two year-to-date periods.

Exchange Rate	Quarterly					Full year	
	Q4'16	Q3'16	Q2'16	Q1'16	Q4'15	**2016**	2015
Average							
U.S. Dollar	**1.335**	1.304	1.289	1.373	1.335	**1.325**	1.278
U.K. Pounds	**1.659**	1.711	1.849	1.968	2.025	**1.797**	1.953
Period end							
U.S. Dollar	**1.343**	1.313	1.292	1.300	1.384	**1.343**	1.384
U.K. Pounds	**1.657**	1.703	1.720	1.867	2.040	**1.657**	2.040

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis.

During the fourth quarter of 2016, our reported net income, operating net income and underlying net income decreased by $8 million, $8 million and $9 million, respectively, as a result of the impact of the strengthening Canadian dollar in the fourth quarter of 2016 relative to the average exchange rates in the fourth quarter of 2015. In addition, during 2016, our reported net income, operating net income and underlying net income increased by $29 million, $30 million and $26 million, respectively, as a result of the impact of the weakening Canadian dollar in 2016 relative to the average exchange rates in 2015.

Performance by Business Group

SLF Canada

SLF Canada is the Canadian market leader in the group market segments and is a leading provider of retail holistic advice, providing products and services to over six million people across Canada. Our distribution breadth, strong service culture, technology leadership and brand recognition provide an excellent platform for growth. SLF Canada has three main business units - Individual Insurance & Wealth, Group Benefits ("GB") and Group Retirement Services ("GRS") - which offer a full range of insurance, wealth and income products and services to employers, group members of company sponsored plans and individuals in their communities across Canada.

($ millions)	Quarterly results **Q4'16**	Q3'16	Q2'16	Q1'16	Q4'15	Full year **2016**	2015
Reported net income (loss)	**398**	184	185	169	210	**936**	824
Certain hedges that do not qualify for hedge accounting[1]	**8**	6	(6)	(13)	10	**(5)**	21
Operating net income (loss)[1]	**390**	178	191	182	200	**941**	803
Market related impacts	**130**	13	(5)	(24)	(56)	**114**	(106)
Assumption changes and management actions	**17**	(61)	(4)	(12)	(13)	**(60)**	15
Underlying net income (loss)[1]	**243**	226	200	218	269	**887**	894
Operating ROE (%)[1]	**19.7**	9.0	9.8	9.5	10.5	**12.1**	10.5
Underlying ROE (%)[1]	**12.3**	11.5	10.3	11.4	14.1	**11.4**	11.6
Operating net income (loss) by business unit[1][2]							
Individual Insurance & Wealth[1][2]	**286**	54	79	93	78	**512**	336
Group Benefits[1][2]	**68**	99	72	69	86	**308**	318
Group Retirement Services[1][2]	**36**	25	40	20	36	**121**	149
Total operating net income (loss)[1][2]	**390**	178	191	182	200	**941**	803

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
[2] In the fourth quarter of 2016, Certain hedges that do not qualify for hedge accounting consisted of $5 million in Individual Insurance & Wealth, $2 million in Group Benefits, and $1 million in Group Retirement Services.

Q4 2016 vs. Q4 2015

SLF Canada's reported net income was $398 million in the fourth quarter of 2016, compared to $210 million in the fourth quarter of 2015. Operating net income was $390 million, compared to $200 million in the fourth quarter of 2015. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting in 2016 and 2015, which is set out in the table above.

Underlying net income in the fourth quarter of 2016 was $243 million, compared to $269 million in the fourth quarter of 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the fourth quarter of 2016 was primarily driven by interest rates and equity markets largely impacting Individual Insurance & Wealth, compared to the unfavourable effect in the fourth quarter of 2015, primarily driven by interest rates and equity markets.

Net income in the fourth quarter of 2016 also reflected new business gains in Individual Insurance & Wealth and GRS from strong sales and a release of a litigation provision in Individual Insurance & Wealth, partially offset by growth in our expenses including investment in our individual wealth business.

Net income in the fourth quarter of 2015 also reflected gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth, new business gains in GRS and favourable disability experience in GB, partially offset by expense experience including investment in growing our individual wealth business.

In the fourth quarter of 2016, Individual Insurance sales were up 103% compared to the same period in the prior year from strong Career Sales Force and third-party sales, in anticipation of the tax legislation changes effective January 1, 2017. Individual wealth sales increased 8% over the same period in the prior year, due to continued strong sales in our wealth manufactured products[1], which included SLGI mutual funds and Sun GIF, as well as payout annuity sales which were also driven by the recent tax legislation changes effective in 2017. This sales growth was offset by declines in non-SLGI fund sales in our Career Sales Force.

GB gross sales increased 35% compared to the fourth quarter of 2015, with net sales increasing 81% due to favourable sales and strong Client retention. GRS new sales of $2.3 billion improved by $1 billion driven by a large $1.2 billion defined contribution plan sale, partially offset by lower Defined Benefit Solutions sales due to a large indexed annuity transaction in the prior year. GRS retained business of $287 million was 14% higher than prior year. Assets under administration for GRS ended the quarter at $88.9 billion, an increase of 11% over 2015.

2016 vs. 2015

Reported net income was $936 million in 2016, compared to $824 million in 2015. Operating net income was $941 million in 2016, compared to $803 million in 2015. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting in 2016 and 2015.

Underlying net income was $887 million in 2016, compared to $894 million in 2015. Underlying net income in SLF Canada excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in 2016 was primarily driven by equity markets and interest rates largely impacting Individual Insurance & Wealth, compared to an unfavourable effect in 2015 primarily driven by interest rates and equity markets.

Net income in 2016 also reflected gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth, new business gains in individual insurance and GRS from strong sales, strong fee income in GRS, improvements in high-cost drug claims experience in GB and a release of a litigation provision in Individual Insurance & Wealth, partially offset by growth in our expenses including investment in our individual wealth business.

Net income in 2015 reflected gains from investing activity on insurance contract liabilities in Individual Insurance & Wealth and new business gains primarily in GRS. These gains were partially offset by expense experience including investment in growing our individual wealth business, and, during the first half of 2015, unfavourable policyholder behaviour in Individual Insurance & Wealth. In GB, the unfavourable impacts of high cost drug claims, though improving in the second half of 2015, were more than offset by positive disability experience.

SLF U.S.

SLF U.S. has three business units: Group Benefits, International and In-force Management. Group Benefits provides insurance solutions to employers and employees including group life, disability, medical stop-loss, dental, and vision insurance products, as well as a suite of voluntary benefits products. Group Benefits also includes Disability Reinsurance Management Services, Inc. ("DRMS"), which provides turnkey disability risk management products and services to other insurance companies. International serves high net worth Clients in international markets, offering individual life insurance products, and manages a closed block of wealth products. In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance.

[1] Represents sales of individual wealth products developed by Sun Life, which include Sun Life Global Investment mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities

		Quarterly results				Full year	
(US$ millions)	**Q4'16**	Q3'16	Q2'16	Q1'16	Q4'15	**2016**	2015
Reported net income (loss)	**80**	194	42	69	75	**385**	251
Acquisition, integration and restructuring[1]	**(12)**	(11)	(8)	(11)	(46)	**(42)**	(46)
Operating net income (loss)[2]	**92**	205	50	80	121	**427**	297
Market related impacts	**25**	27	(40)	1	11	**13**	26
Assumption changes and management actions	**2**	75	—	(2)	(8)	**75**	(70)
Underlying net income (loss)[2]	**65**	103	90	81	118	**339**	341
Operating ROE (%)[2]	**10.4**	23.3	5.8	10.0	17.9	**12.4**	11.2
Underlying ROE (%)[2]	**7.3**	11.7	10.4	10.2	17.4	**9.9**	12.8
Operating net income (loss) by business unit[1][2]							
Group Benefits[1][2]	**32**	25	19	39	23	**115**	99
International[2]	**19**	157	23	23	46	**222**	114
In-force Management[2]	**41**	23	8	18	52	**90**	84
Total operating net income (loss)[1][2]	**92**	205	50	80	121	**427**	297
(C$ millions)							
Reported net income (loss)	**106**	253	54	95	100	**508**	333
Operating net income (loss)[2]	**121**	268	64	110	163	**563**	396
Underlying net income (loss)[2]	**87**	135	114	111	158	**447**	441

[1] In 2016, Acquisition, integration and restructuring amounts related to the acquisition costs of the U.S. employee benefits business acquired in 2016 in Group Benefits. In the fourth quarter of 2015, Acquisition, integration and restructuring amounts consisted of the cost of US$46 million related to the closing of our wealth business in SLF U.S. International to new sales in December 2015.
[2] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q4 2016 vs. Q4 2015

SLF U.S.'s reported net income was C$106 million in the fourth quarter of 2016, compared to C$100 million in the fourth quarter of 2015. Operating net income was C$121 million, compared to C$163 million in the fourth quarter of 2015. Operating net income in SLF U.S. excludes the impact of acquisition, integration and restructuring amounts, which are set out in the table above. Underlying net income was C$87 million, compared to C$158 million in the fourth quarter of 2015. There was minimal impact from the movement of the Canadian dollar relative to average exchange rates in the fourth quarter of 2015 since the average exchange rates were consistent.

In U.S. dollars, SLF U.S.'s reported net income was US$80 million in the fourth quarter of 2016, compared to US $75 million in the fourth quarter of 2015. Operating net income was US$92 million in the fourth quarter of 2016, compared to US$121 million in the fourth quarter of 2015. Underlying net income was US$65 million in the fourth quarter of 2016, compared to US$118 million in the fourth quarter of 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effects of market related impacts in the fourth quarter of 2016 were primarily driven by interest rates, mainly in In-force Management partially offset by changes in credit spreads, compared to a favourable effect in the fourth quarter of 2015, primarily driven by interest rate and equity market changes.

Net income in the fourth quarter of 2016 also reflected the contribution of the U.S. employee benefits business acquired in 2016, favourable credit experience and gains from investing activity on insurance contract liabilities. These items were partially offset by unfavourable mortality experience in In-force Management and unfavourable morbidity experience in Group Benefits.

Net income in the fourth quarter of 2015 also reflected the impact in Group Benefits related to pricing increases on new and renewing business, expense actions, and continued investment in our disability claim operations. Results also reflected the favourable impact of investing activities on insurance contract liabilities, favourable credit experience, net realized gains on the sale of AFS assets, favourable mortality experience in International, and a change to post-retirement benefit liabilities. These items were partially offset by unfavourable group life claims experience.

Sales in Group Benefits in the fourth quarter of 2016 increased 32% compared to the prior year quarter. Collectively, sales in the life, disability, and dental product lines doubled, and DRMS sales remained strong, reflecting the impact of the acquisition of the U.S. employee benefits business in 2016.

International life insurance sales of US$21 million were consistent with the fourth quarter of 2015.

2016 vs. 2015

SLF U.S.'s reported net income was C$508 million in 2016, compared to C$333 million in 2015. Operating net income was C$563 million in 2016, compared to C$396 million in 2015. Operating net income in SLF U.S. excludes the impact of acquisition, integration and restructuring amounts, which are set out in the table above. Underlying net income was C$447 million in 2016, compared to C$441 million in 2015. The impact of the weakening Canadian dollar in 2016 relative to average exchange rates in 2015 increased reported income, operating net income and underlying net income by C$18 million, C$20 million and C$16 million, respectively.

In U.S. dollars, SLF U.S.'s reported net income was US$385 million in 2016, compared to US$251 million in 2015. Operating net income was US$427 million in 2016, compared to US$297 million in 2015. Underlying net income was US$339 million in 2016, compared to US$341 million in 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in 2016 was primarily driven by interest rates partially offset by credit spreads, compared to a favourable impact in 2015 primarily driven by credit spreads partially offset by equity market changes.

Net income in 2016 also reflected the contribution of the U.S. employee benefits business acquired in 2016 that included favourable morbidity experience, and also reflected favourable credit experience, gains from investing activity on insurance contract liabilities, gains on the sale of AFS assets, and favourable mortality experience in International. These items are partially offset by unfavourable morbidity experience in stop-loss and unfavourable mortality experience in Group Benefits and In-force Management.

Net income in 2015 also reflected the impact in Group Benefits related to pricing increases on new and renewing business, expense actions, and continued investment in our disability claim operations. Results also reflected positive credit experience, net realized gains on the sale of AFS assets, favourable tax items related to prior years, the favourable impact of investing activities on insurance contract liabilities, favourable mortality experience in International, and a change to post-retirement benefit liabilities. These items were partially offset by unfavourable underwriting experience in Group Benefits and unfavourable mortality and policyholder behaviour experience in In-force Management.

SLF Asset Management

SLF Asset Management is our asset management segment composed of MFS Investment Management ("MFS") and Sun Life Investment Management ("SLIM").

MFS is a premier global asset management firm which offers a comprehensive selection of products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual and commingled funds, separately managed accounts, institutional products and retirement strategies.

SLIM is an institutional investment management business which delivers customized fixed income solutions, including liability-driven investing and a suite of alternative, yield-oriented asset classes, including private fixed income, real estate and commercial mortgages. SLIM consists of the businesses of the Bentall Kennedy group of companies, Prime Advisors, Inc., Ryan Labs Asset Management Inc. and Sun Life Institutional Investments (Canada) Inc. (previously called Sun Life Investment Management Inc.) that offer a comprehensive set of capabilities to institutional investors.

	Quarterly results					Full year	
SLF Asset Management (C$ millions)	**Q4'16**	Q3'16	Q2'16	Q1'16	Q4'15	**2016**	2015
Reported net income	**198**	181	173	177	177	**729**	691
Fair value adjustments on MFS's share-based payment awards	**10**	(7)	20	7	(6)	**30**	(9)
Operating net income and underlying net income[1]	**188**	188	153	170	183	**699**	700
Assets under management (C$ billions)[2]	**624.8**	629.7	597.8	601.0	629.6	**624.8**	629.6
Gross sales (C$ billions)[2][4]	**29.5**	30.0	28.2	28.6	23.6	**116.3**	99.5
Net sales (C$ billions)[2][4]	**(10.4)**	0.1	(0.8)	(1.1)	(6.4)	**(12.2)**	(19.9)
MFS (C$ millions)							
Reported net income (loss)	**189**	174	166	171	168	**700**	679
Fair value adjustments on MFS's share-based payment awards	**10**	(7)	20	7	(6)	**30**	(9)
Operating net income (loss)[1]	**179**	181	146	164	174	**670**	688
Assets under management (C$ billions)[2]	**571.6**	578.6	549.2	544.0	571.9	**571.6**	571.9
Gross sales (C$ billions)[2]	**26.3**	28.2	26.9	26.8	22.0	**108.2**	96.5
Net sales (C$ billions)[2]	**(12.7)**	(1.2)	(1.3)	(1.5)	(6.2)	**(16.7)**	(20.5)
(US$ millions)							
Reported net income (loss)	**142**	133	129	124	126	**528**	531
Fair value adjustments on MFS's share-based payment awards	**7**	(5)	15	5	(5)	**22**	(9)
Operating net income (loss)[1]	**135**	138	114	119	131	**506**	540
Pre-tax operating profit margin ratio[2]	**35%**	38%	35%	37%	38%	**36%**	40%
Average net assets (US$ billions)[2]	**426.9**	437.8	423.0	398.9	420.2	**421.7**	434.0
Assets under management (US$ billions)[2][3]	**425.6**	440.8	425.0	418.3	413.2	**425.6**	413.2
Gross sales (US$ billions)[2]	**19.8**	21.6	20.8	19.5	16.5	**81.7**	75.8
Net sales (US$ billions)[2]	**(9.5)**	(0.9)	(1.0)	(1.1)	(4.7)	**(12.6)**	(15.7)
Asset appreciation (depreciation) (US$ billions)	**(5.6)**	16.7	7.7	6.2	14.2	**25.0**	(2.1)
S&P 500 Index (daily average)	**2,185**	2,161	2,074	1,952	2,057	**2,094**	2,061
MSCI EAFE Index (daily average)	**1,660**	1,678	1,648	1,594	1,732	**1,645**	1,809
SLIM (C$ millions)							
Reported net income (loss)	**9**	7	7	6	9	**29**	12
Operating net income (loss)[1]	**9**	7	7	6	9	**29**	12
Assets under management (C$ billions)[2]	**53.2**	51.1	48.6	57.0	57.8	**53.2**	57.8
Gross sales (C$ billions)[2][4]	**3.2**	1.8	1.3	1.8	1.6	**8.1**	3.1
Net sales (C$ billions)[2][4]	**2.3**	1.3	0.5	0.4	(0.2)	**4.5**	0.5

[1] Represents a non-IFRS financial measure. For SLF Asset Management, operating net income is generally expected to be equal to underlying net income. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

[2] Pre-tax operating profit margin ratio, AUM, average net assets and sales are non-IFRS financial measures. See Reconciliation of Non-IFRS Financial Measures.

[3] Monthly Information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found in the About MFS section of its website at www.mfs.com/CorpFact.

[4] In the second quarter of 2016, we moved our sales reporting methodology for Bentall Kennedy's real estate investment management operations from an investment property activity basis to a Client cash flow basis to be consistent with the method used in our existing asset management operations. Gross sales and net sales for SLIM were previously reported as $2.2 billion and $1.0 billion in the first quarter of 2016, $2.2 billion and $0.5 billion in the fourth quarter of 2015, and $4.0 billion and $1.5 billion for the year ended 2015, respectively. The revised sales reporting in SLIM is included in SLF Asset Management's gross and net sales. For additional information, see Additional Financial Disclosure - Sales.

Q4 2016 vs. Q4 2015

SLF Asset Management's reported net income was C$198 million in the fourth quarter of 2016, compared to C$177 million in the fourth quarter of 2015. SLF Asset Management had operating net income and underlying net income of C$188 million in the fourth quarter of 2016, compared to C$183 million in the fourth quarter of 2015. Operating net income and underlying net income in SLF Asset Management excludes the impact of fair value adjustments on MFS's share-based payment awards, which is set out in the table above. There was minimal impact from movement of the Canadian dollar relative to average exchange rates in the fourth quarter of 2015 since the average rates were consistent.

SLF Asset Management’s net income increased in the fourth quarter of 2016 compared to the same period in 2015 due to MFS's results, as described below.

In U.S. dollars, MFS's reported net income was US$142 million in the fourth quarter of 2016, compared to US$126 million in the fourth quarter of 2015. MFS's operating net income was US$135 million in the fourth quarter of 2016, compared to US$131 million in the fourth quarter of 2015. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above. MFS’s operating net income in U.S. dollars increased in the fourth quarter of 2016 compared to the same period in 2015, primarily due to higher average net assets and lower taxes in the quarter, partially offset by foreign exchange. MFS's pre-tax operating profit margin ratio was 35% in the fourth quarter of 2016, down from 38% in the fourth quarter of 2015.

SLIM’s reported net income and operating net income was C$9 million in the fourth quarter of 2016, unchanged from the fourth quarter of 2015.

SLF Asset Management’s AUM was C$624.8 billion as at December 31, 2016, compared to C$629.6 billion as at December 31, 2015. The decrease in SLF Asset Management's AUM was primarily due to asset appreciation of $33.4 billion, offset by the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015 of $17.3 billion, net outflows of $12.3 billion and a $9 billion decrease in SLIM described below.

MFS’s AUM was US$425.6 billion (C$571.6 billion) as at December 31, 2016, compared to US$413.2 billion (C$571.9 billion) as at December 31, 2015. The increase of US$12.4 billion was primarily driven by gross sales of US$81.7 billion and asset appreciation of US$25.0 billion, partially offset by redemptions of US$94.3 billion.

In the fourth quarter, rebalancing by institutional Clients was the largest driver of MFS's outflows of $9.5 billion. An increase in non-U.S. retail redemptions, which were in line with the industry as a whole, was an additional contributor to the higher net outflows when compared to the previous quarter. In the fourth quarter, we experienced asset depreciation of $5.6 billion reflecting the decline in fixed income and non-U.S. equity markets. In addition, the depreciation reflected the positioning of our portfolios towards long-term value investments that did not benefit as much from the rally in the U.S. markets that occurred late in the fourth quarter. 61%, 75% and 97% of MFS's U.S. retail mutual fund assets ranked in the top half of their Lipper categories based on three-, five- and ten-year performance, respectively at December 31, 2016.

SLIM’s AUM was C$53.2 billion as at December 31, 2016, compared to C$57.8 billion as at December 31, 2015. This decrease was mainly due to a $9 billion decrease relating to a Client of Bentall Kennedy which exercised its right to acquire certain wholly-owned subsidiaries involved in the management of its assets(1) and due to the strengthening of the Canadian dollar relative to the exchange rates at the end of the fourth quarter of 2015, partially offset by net sales and asset appreciation.

2016 vs. 2015

SLF Asset Management’s reported net income was C$729 million in 2016, compared to C$691 million in 2015. SLF Asset Management had operating net income and underlying net income of C$699 million in 2016, compared to C$700 million in 2015. Operating net income and underlying net income in SLF Asset Management excludes the impact of fair value adjustments on MFS's share-based payment awards, which is set out in the table above. The impact of the weakening Canadian dollar in 2016 relative to average exchange rates in 2015 increased reported net income, operating net income and underlying net income by $25 million, $24 million and $24 million, respectively.

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(1) The transfer of the assets is expected to be completed in the first quarter of 2017, and from June 30, 2016, assets of $9 billion related to this transfer are not reported in SLIM's AUM.

MFS's reported net income for 2016 was US$528 million, compared to US$531 million for 2015. MFS's operating net income was US$506 million in 2016, compared to US$540 million in 2015. MFS's operating net income in U.S. dollars for the year ended December 31, 2016 decreased compared to the same period in the prior year, primarily due to lower average net assets and higher operating costs.

SLIM's reported net income and operating net income for the year ended December 31, 2016 was C$29 million, compared to C$12 million for 2015. SLIM's net income in 2016 primarily reflected the results of the 2015 acquisitions in SLIM.

SLF Asia

SLF Asia operates through subsidiaries in the Philippines, Hong Kong, Indonesia(1) and Vietnam(2) as well as through joint ventures and associates with local partners in the Philippines, India(3), China and Malaysia. We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, Hong Kong, Vietnam, India, China and Malaysia. We have also established asset management companies either directly or through joint ventures and associates in the Philippines, India and China. We distribute these insurance and wealth products to middle- and upper-income individuals, groups and affinity Clients through multiple distribution channels.

	Quarterly results					Full year	
($ millions)	**Q4'16**	Q3'16	Q2'16	Q1'16	Q4'15	**2016**	2015
Reported net income (loss)	**58**	92	68	91	73	**309**	311
Acquisition, integration and restructuring(4)	**(1)**	3	—	31	—	**33**	—
Operating net income (loss)(5)	**59**	89	68	60	73	**276**	311
Market related impacts	**6**	5	(13)	(11)	7	**(13)**	19
Assumption changes and management actions	**(9)**	4	(4)	3	14	**(6)**	40
Underlying net income (loss)(5)	**62**	80	85	68	52	**295**	252
Operating ROE (%)(5)	**5.5**	8.7	7.1	6.7	8.0	**7.0**	9.2
Underlying ROE (%)(5)	**5.8**	7.8	9.0	7.6	5.6	**7.5**	7.4

(1) On July 1, 2016, we increased our ownership interest in PT CIMB Sun Life in Indonesia from 49% to 100%.
(2) We increased our ownership stake in Sun Life Vietnam from 49% to 75% on January 7, 2016, and to 100% on November 9, 2016.
(3) On April 11, 2016, we increased our ownership stake in BSLI in India from 26% to 49%.
(4) In the third quarter of 2016, Acquisition, integration and restructuring amounts relate primarily to an adjustment for a non-cash gain to our reported net income as a result of remeasuring our existing investment to fair value upon acquiring control over the operations of PT CIMB Sun Life in Indonesia, partially offset by acquisition and integration costs. In the first quarter of 2016, amounts consisted of an adjustment for a non-cash gain of $31 million to our reported net income as a result of remeasuring our existing investment to fair value upon acquiring control over the operations of Sun Life Vietnam.
(5) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q4 2016 vs. Q4 2015

SLF Asia's reported net income was $58 million and operating net income was $59 million in the fourth quarter of 2016, compared to reported net income and operating net income of $73 million in the fourth quarter of 2015. Operating net income excludes the impact of acquisition, integration and restructuring amounts, which is set out in the table above. The impact of the change in the Canadian dollar in the fourth quarter of 2016 relative to average exchange rates in the fourth quarter of 2015 reduced reported net income, operating net income and underlying net income by $2 million.

Underlying net income was $62 million, compared to $52 million in the fourth quarter of 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the fourth quarter of 2016 were primarily driven by interest rates, partially offset by equity markets, compared to the favourable effect in the fourth quarter of 2015 primarily driven by equity markets and interest rates.

Net income in the fourth quarter of 2016 also reflected business growth, partially offset by growth in our expenses, including investment in our business, relative to the fourth quarter of 2015.

Total individual insurance sales of $200 million increased 36% compared to the fourth quarter of 2015. On a constant currency basis, individual insurance sales increased 39%. Sales increased in all markets, driven by growth in our agency channels in Hong Kong, India, the Philippines and Vietnam, our bancassurance sales in China, Indonesia and Malaysia, and our brokerage business in Hong Kong. Sales also increased in India, Indonesia and Vietnam due to our increase in ownership in our insurance businesses in these markets.

Wealth sales were 81% higher than the fourth quarter of 2015, driven by growth in India, Hong Kong and the Philippines.

2016 vs. 2015

Reported net income was $309 million in 2016, compared to $311 million for the same period in the prior year. Operating net income was $276 million for 2016, compared to $311 million for the same period in the prior year. Operating net income excludes the impact of acquisition, integration and restructuring amounts, which is set out in the table above. The impact of the change in the Canadian dollar in 2016 relative to average exchange rates in 2015 increased reported net income and operating net income by $2 million and underlying net income by $1 million.

Underlying net income for 2016 was $295 million, compared to $252 million in the same period in the prior year. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in 2016 was primarily driven by interest rates, compared to the favourable effect in 2015 primarily driven by equity markets and interest rates.

Net income for 2016 also reflected favourable impacts from business growth, partially offset by growth in our expenses including investment in our business, relative to 2015. Net income in both periods reflected the favourable effect of net realized gains on the sale of AFS assets.

Total individual life sales in 2016 increased 29% from 2015. On a constant currency basis, individual insurance sales increased 28%. Sales increased across the region, driven by organic sales growth as well as our increased ownership in our insurance businesses in India, Indonesia and Vietnam. Wealth sales were 25% higher than 2015 with growth in all markets.

Corporate

Corporate includes the results of our United Kingdom business unit ("SLF U.K.") and Corporate Support. Corporate Support includes our Run-off reinsurance business as well as investment income, expenses, capital, and other items that have not been allocated to our other business segments. SLF U.K. has a run-off block of business which has been closed to new business and focuses on supporting existing Clients.

	Quarterly results					Full year	
($ millions)	**Q4'16**	Q3'16	Q2'16	Q1'16	Q4'15	**2016**	2015
Reported net income (loss)	**(32)**	27	—	8	(24)	**3**	26
Acquisition, integration and restructuring[1]	**(6)**	—	2	(1)	(3)	**(5)**	(17)
Operating net income (loss)[2]	**(26)**	27	(2)	9	(21)	**8**	43
Market related impacts	**(6)**	4	(4)	(7)	(2)	**(13)**	14
Assumption changes and management actions	**—**	13	—	1	(3)	**14**	11
Underlying net income (loss)[2]	**(20)**	10	2	15	(16)	**7**	18
Operating net income (loss) by business unit[1][2]							
SLF U.K.[2]	**26**	86	32	40	22	**184**	200
Corporate Support[1][2]	**(52)**	(59)	(34)	(31)	(43)	**(176)**	(157)
Total operating net income (loss)[1][2]	**(26)**	27	(2)	9	(21)	**8**	43

[1] In 2016 and 2015, Acquisition, integration and restructuring amounts consisted primarily of acquisition and integration costs from Bentall Kennedy, Prime Advisors and Ryan Labs in Corporate Support.
[2] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q4 2016 vs. Q4 2015

Corporate had reported net loss of $32 million in the fourth quarter of 2016, compared to reported loss of $24 million in the fourth quarter of 2015. Operating net loss was $26 million in the fourth quarter of 2016, compared to an operating net loss of $21 million in the same period in the prior year. Operating net income (loss) excludes acquisition, integration and restructuring amounts in 2016 and 2015, which are set out in the table above. The strengthening Canadian dollar in the fourth quarter of 2016 relative to the U.K. pound in the fourth quarter of 2015 increased Corporate's reported net loss, operating net loss and underlying net loss by $6 million, $6 million and $7 million, respectively.

Underlying net loss was $20 million, compared to underlying net loss of $16 million in the fourth quarter of 2015. Underlying net loss excludes from operating net loss market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the fourth quarter of 2016 were primarily driven by equity markets and interest rates, compared to the unfavourable effect in the fourth quarter of 2015, primarily driven by equity markets partially offset by interest rates.

SLF U.K.'s operating net income was $26 million in the fourth quarter of 2016, compared to $22 million in the fourth quarter of 2015. SLF U.K.'s net income in the fourth quarter of 2016 reflected unfavourable market related impacts and expense experience. Net income in the fourth quarter of 2015 reflected unfavourable equity markets and the impact of a tax rate change partially offset by the impact of interest rates.

Corporate Support had an operating net loss of $52 million in the fourth quarter of 2016, compared to an operating net loss of $43 million in the fourth quarter of 2015. Net loss in the fourth quarter of 2016 increased relative to the same period in 2015, primarily due to incentive compensation costs related to strong operating results and long-term relative share performance.

2016 vs. 2015

The reported net income was $3 million in the Corporate segment in 2016, compared to a reported net income of $26 million in 2015. Operating net income was $8 million in 2016, compared to an operating net income of $43 million in 2015. Operating net income (loss) excludes acquisition, integration and restructuring amounts in 2016 and 2015, which are set out in the table above. The strengthening Canadian dollar in 2016 relative to the U.K. pound in 2015 decreased reported net income, operating net income and underlying net income by $16 million, $16 million and $15 million, respectively.

Underlying net income was $7 million in 2016, compared to an underlying net income of $18 million in 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in 2016 was primarily driven by equity markets, partially offset by swap spreads, compared to a favourable effect in 2015, primarily driven by interest rates and partially offset by equity markets.

SLF U.K.'s operating net income was $184 million in 2016, compared to $200 million in 2015. Net income in 2016 reflected gains on investing activities on insurance contract liabilities primarily as a result of actions to reduce inflation risks related to annuity payments, assumption changes and management actions, and favourable policyholder behaviour, partially offset by unfavourable market impacts. Net income in 2015 reflected favourable effect of interest rates, currency impacts, policyholder behaviour, mortality experience, and assumption changes and management actions, partially offset by equity markets.

In Corporate Support, the operating net loss was $176 million in 2016, compared to an operating net loss of $157 million in 2015. The increase in loss in 2016 relative to 2015 was primarily due to incentive compensation costs related to strong operating results and long-term relative share performance.

Additional Financial Disclosure

Revenue

	Quarterly results					Full year	
($ millions)	**Q4'16**	Q3'16	Q2'16	Q1'16	Q4'15	**2016**	2015
Premiums							
Gross	**5,592**	4,937	4,639	4,259	5,163	**19,427**	16,824
Ceded	**(1,173)**	(1,049)	(1,076)	(1,081)	(1,612)	**(4,379)**	(6,429)
Net premium	**4,419**	3,888	3,563	3,178	3,551	**15,048**	10,395
Net investment income							
Interest and other investment income	**1,366**	1,359	1,339	1,425	1,327	**5,489**	5,288
Fair value[1] and foreign currency changes on assets and liabilities	**(4,902)**	1,182	3,223	2,730	(788)	**2,233**	(1,961)
Net gains (losses) on available-for-sale assets	**41**	53	54	75	39	**223**	228
Fee income	**1,442**	1,410	1,354	1,374	1,438	**5,580**	5,324
Total revenue	**2,366**	7,892	9,533	8,782	5,567	**28,573**	19,274
Adjusted revenue[2]	**7,993**	7,517	7,124	6,652	7,526	**28,666**	25,919

[1] Represents the fair value of fair value through profit or loss ("FVTPL") assets and liabilities.
[2] Adjusted revenue is a non-IFRS financial measure that adjusts revenue for the impact of Constant Currency Adjustment, FV Adjustment and Reinsurance in SLF Canada's GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Revenue was $2.4 billion in the fourth quarter of 2016, compared to $5.6 billion in the fourth quarter of 2015. The decrease was primarily driven by decreases in the fair value of FVTPL assets mainly due to increases in interest rates, partially offset by higher net premium revenue in SLF Canada, SLF U.S. and SLF Asia, including the partial recapture of a reinsurance agreement in GB in SLF Canada effective the first quarter of 2016. The currency impact from the change in the Canadian dollar relative to average exchange rates in the fourth quarter of 2015 increased revenue by $58 million. Adjusted revenue was $8.0 billion in the fourth quarter of 2016, compared to $7.5 billion in the fourth quarter of 2015 primarily due to higher net premium revenue in SLF U.S. and SLF Asia.

Revenue of $28.6 billion in 2016 was up $9.3 billion from revenue of $19.3 billion in 2015. The increase was primarily driven by increases in the fair value of FVTPL assets primarily due to the decline in credit spreads, the partial recapture of a reinsurance agreement in GB in SLF Canada in 2016, higher net premium revenue in SLF U.S. and SLF Asia, and currency impact from the change in the Canadian dollar. The change of the Canadian dollar relative to average exchange rates in 2015 increased revenue by $0.4 billion. Adjusted revenue in 2016 was $28.7 billion, $2.8 billion higher compared to 2015. The increase in adjusted revenue was primarily attributable to higher net premium revenue in SLF U.S., SLF Asia and SLF Canada.

Premiums and Deposits

	Quarterly results					Full year	
($ millions)	**Q4'16**	Q3'16	Q2'16	Q1'16	Q4'15	**2016**	2015
Net premium revenue	**4,419**	3,888	3,563	3,178	3,551	**15,048**	10,395
Segregated fund deposits	**3,691**	2,294	2,834	2,731	2,523	**11,550**	12,047
Mutual fund sales[1]	**22,344**	23,115	20,007	19,262	17,598	**84,728**	76,551
Managed fund sales[1][2]	**10,263**	9,256	9,886	10,865	7,678	**40,270**	30,079
ASO premium and deposit equivalents[1]	**1,705**	1,623	1,745	1,790	1,770	**6,863**	7,078
Total premiums and deposits[1]	**42,422**	40,176	38,035	37,826	33,120	**158,459**	136,150
Total adjusted premiums and deposits[1][3]	**43,193**	41,718	39,860	37,660	34,291	**156,862**	140,834

(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

(2) In the second quarter of 2016, we moved our sales reporting methodology for Bentall Kennedy's real estate investment management operations from an investment property activity basis to a Client cash flow basis to be consistent with the method used in our existing asset management operations. Managed fund sales were previously reported as $11,252 million in the first quarter of 2016, $8,327 million in the fourth quarter of 2015 and $31,079 million for the year ended 2015. For additional information, see Additional Financial Disclosure - Sales.

(3) Adjusted premium and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada's GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Premiums and deposits were $42.4 billion for the quarter ended December 31, 2016, compared to $33.1 billion for the quarter ended December 31, 2015. Total adjusted premiums and deposits in the fourth quarter of 2016 were up $8.9 billion compared to the same period in the prior year. In both cases, the increase was mainly due to increased fund sales, higher segregated fund deposits and net premium revenue, partially offset by lower ASO premium and deposit equivalents. The currency impact from the change in the Canadian dollar relative to average exchange rates in the fourth quarter of 2015 decreased total premiums and deposits by approximately $76 million.

Premiums and deposits were $158.5 billion in 2016, compared to $136.2 billion in 2015, primarily attributable to higher fund sales, currency impact from the change in the Canadian dollar, and increased net premium revenue, partially offset by lower segregated fund deposits and ASO premium and deposit equivalents. The weakening of the Canadian dollar relative to average exchange rates in 2015 increased total premiums and deposits by approximately $4.4 billion. Adjusted premiums and deposits of $156.9 billion in 2016 increased $16.1 billion compared to 2015. The increase was largely driven by higher fund sales and net premium revenue, partially offset by decreased segregated fund deposits and ASO premium and deposit equivalents.

Net premium revenue was $4.4 billion in the fourth quarter of 2016, compared to $3.6 billion in the fourth quarter of 2015. The increase was primarily driven by the impact of the partial recapture of a reinsurance agreement in GB in SLF Canada, the U.S. employee benefits business acquired in 2016 in SLF U.S. and growth in premiums in SLF Asia, partially offset by a decrease in SLF Canada. Net premium revenues were $15.0 billion for 2016, up $4.6 billion from 2015. The increase was primarily attributable to the impact of the partial recapture of a reinsurance agreement in GB in SLF Canada, the U.S. employee benefits business acquired in 2016 in SLF U.S., growth in premiums in SLF Asia and SLF Canada, impact from the change in the Canadian dollar, and the impact of a reinsurance agreement in Run-off Reinsurance we entered into during the third quarter of 2015.

Segregated fund deposits were $3.7 billion in the fourth quarter of 2016, compared to $2.5 billion in the fourth quarter of 2015. Segregated fund deposits were $11.6 billion in 2016, compared to $12.0 billion in 2015. In both cases, the change was mainly driven by GRS in SLF Canada.

Sales of mutual funds and managed funds were $32.6 billion in the fourth quarter of 2016, an increase of $7.3 billion over the fourth quarter of 2015, reflecting higher fund sales in MFS and SLIM, SLF Asia and SLF Canada, partially offset by the currency impact of the change in the Canadian dollar. Mutual and managed fund sales were $125.0 billion in 2016, compared to $106.6 billion in 2015, primarily driven by increased fund sales in MFS, the acquisitions in SLIM in 2015, currency impact from the change in the Canadian dollar, and higher fund sales in SLF Asia and SLF Canada.

ASO premium and deposit equivalents of $1.7 billion in the fourth quarter of 2016 were down $0.1 billion from the fourth quarter of 2015, mainly reflecting a decrease in Hong Kong in SLF Asia, partially offset by increases in GRS and GB in SLF Canada. ASO premium and deposit equivalents for 2016 decreased $0.2 billion from 2015, primarily attributable to decreases in Hong Kong in SLF Asia and GRS in SLF Canada, partially offset by increase in GB in SLF Canada.

Sales

In SLF Canada, life and health sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., life and health sales consist of sales by Group Benefits and individual life sales by International. In SLF Asia, life and health sales consist of the individual and group life and health sales from subsidiaries and from joint ventures and associates, based on our proportionate equity interest, in the Philippines, Hong Kong, Indonesia, Vietnam, India, China and Malaysia; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales from the India and China insurance companies, and Birla Sun Life Asset Management Company's equity and fixed income mutual fund sales based on our proportionate equity interest. SLF Asset Management sales[(1)] consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales.

($ millions)	**Q4'16**	Q4'15
Life and health sales[(2)]		
SLF Canada	**308**	178
SLF U.S.	**555**	427
SLF Asia	**208**	162
Total life and health sales	**1,071**	767
Wealth sales[(2)(3)]		
SLF Canada	**4,701**	3,585
SLF Asia	**3,092**	1,706
Total wealth sales excluding SLF Asset Management	**7,793**	5,291
SLF Asset Management sales[(1)(2)]	**29,457**	23,598
Total wealth sales	**37,250**	28,889

(1) In the second quarter of 2016, we moved our sales reporting methodology for Bentall Kennedy's real estate investment management operations from an investment property activity basis to a Client cash flow basis to be consistent with the method used in our existing asset management operations. Gross sales for SLF Asset Management were previously reported as $24,247 million in the fourth quarter of 2015. Gross and net sales for prior periods have been conformed to this approach. Revenue and other IFRS financial measures were not impacted.
(2) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(3) Wealth sales exclude investment products sales of $96 million in the fourth quarter of 2015 in SLF U.S.'s International wealth business which was closed to new sales in December 2015.

Total Company life and health sales were $1,071 million in the fourth quarter of 2016, compared to $767 million in the same period in the prior year.

- SLF Canada life and health sales were $308 million in the fourth quarter of 2016, compared to $178 million in the fourth quarter of 2015, primarily reflecting higher sales from both individual insurance business and GB
- SLF U.S. life and health sales were $555 million in the fourth quarter of 2016, compared to $427 million in the fourth quarter of 2015, largely due to the acquisition of the U.S. employee benefits business in 2016 and higher sales in Group Benefits, partially offset by lower stop-loss sales
- SLF Asia life and health sales were $208 million in the fourth quarter of 2016, compared to $162 million in the fourth quarter of 2015, mainly attributable to higher sales from Hong Kong, the Philippines and Malaysia, and our businesses in India, Indonesia and Vietnam, partially due to increased ownership

Total Company wealth sales were $37.3 billion in the fourth quarter of 2016, compared to $28.9 billion in the fourth quarter of 2015.

- SLF Canada wealth sales were $4.7 billion in the fourth quarter of 2016, compared to $3.6 billion in the fourth quarter of 2015, mainly reflecting a large case sale in GRS
- SLF Asia wealth sales were $3.1 billion in the fourth quarter of 2016, compared to $1.7 billion in the fourth quarter of 2015, mainly driven by increases in India, Hong Kong and the Philippines, partially offset by the currency impact from the strengthening of the Canadian dollar
- SLF Asset Management gross sales were $29.5 billion in the fourth quarter of 2016, compared to $23.6 billion in the fourth quarter of 2015, reflecting higher fund sales from both MFS and SLIM companies

Assets Under Management

AUM consist of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $903.3 billion as at December 31, 2016, compared to AUM of $891.3 billion as at December 31, 2015. The increase in AUM of $12.0 billion between December 31, 2016 and December 31, 2015 resulted primarily from:

(i) favourable market movements on the value of mutual funds, managed funds, and segregated funds of $40.8 billion;
(ii) business growth and activity of $6.4 billion;
(iii) an increase of $2.2 billion from the change in value of FVTPL assets and liabilities; and
(iv) the impact of the U.S. employee benefits business acquired in 2016 of $2.4 billion; partially offset by
(v) a decrease of $25.5 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015;
(vi) a decrease of $9.0 billion from a reduction of assets related to a Bentall Kennedy Client[1]; and
(vii) net outflow of mutual, managed, and segregated funds of $5.3 billion.

Changes in the Statements of Financial Position and in Shareholders' Equity

Total general fund assets were $161.1 billion as at December 31, 2016, compared to $155.4 billion as at December 31, 2015. The increase in general fund assets from December 31, 2015 was primarily a result of business growth and activity of $5.4 billion, $2.4 billion from the U.S. employee benefits business acquired in 2016, and an increase of $2.2 billion from the change in value of FVTPL assets and liabilities, partially offset by a reduction of $4.3 billion from the strengthening of the Canadian dollar relative to the exchange rates at the end of the fourth quarter of 2015.

Insurance contract liabilities (excluding other policy liabilities and assets) of $108.4 billion as at December 31, 2016 increased by $4.7 billion compared to December 31, 2015, mainly due to balances arising from new policies, changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities), and the U.S. employee benefits business acquired in 2016, partially offset by the currency impact of the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015.

Shareholders' equity, including preferred share capital, was $22.0 billion as at December 31, 2016, compared to $21.3 billion as at December 31, 2015. The $0.7 billion increase in shareholders' equity was primarily due to:

(i) shareholders' net income of $2.6 billion in 2016, before preferred share dividends of $96 million; and
(ii) $39 million from stock options exercised and $4 million from stock-based compensation; partially offset by
(iii) common share dividend payments of $986 million;
(iv) a decrease of $634 million from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015;
(v) a decrease of $76 million from other comprehensive income ("OCI") of joint ventures and associates;
(vi) changes in liabilities for defined benefit plans of $73 million;
(vii) $30 million related to the acquisition of non-controlling interests in Sun Life Vietnam; and
(viii) net unrealized losses on AFS assets in OCI of $14 million.

[1] During the second quarter of 2016, a Client of Bentall Kennedy exercised its right to acquire certain wholly-owned subsidiaries involved in the management of its assets. The transfer of the assets is expected to be completed in the first quarter of 2017, and from June 30, 2016, assets of $9 billion related to this are not reported in AUM.

Income Taxes

In the fourth quarter of 2016, on a reported basis we had an Income tax expense of $201 million on Income before taxes of $1,029 million, which resulted in an effective income tax rate of 19.5%. This compares to an Income tax expense of $180 million on Income before taxes of $741 million and an effective income tax rate of 24.3% in the fourth quarter of 2015.

On an operating basis[1], in the fourth quarter of 2016, we had an income tax expense of $197 million on our operating net income of $963 million, representing an effective income tax rate of 20.5%. This compares to an income tax expense of $190 million on operating income before taxes of $826 million and an effective income tax rate of 23.0% in the fourth quarter of 2015.

On an underlying basis[1], in the fourth quarter of 2016, we had an income tax expense of $117 million on our underlying net income of $711 million, representing an effective income tax rate of 16.5%. This compares to an income tax expense of $197 million on underlying income before taxes of $881 million and an effective income tax rate of 22.4% in the fourth quarter of 2015.

Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 18% to 22%.

Our effective tax rate in the fourth quarter of 2016 on a reported basis and operating basis was within the expected range. The effective tax rate on an underlying basis was below the expected range, primarily due to higher earnings in lower taxed jurisdictions and higher tax exempt investment income.

Our effective tax rate in the fourth quarter of 2015 was slightly above the expected range on a reported, operating and underlying basis, mainly due to the impact of a tax rate change in the U.K., partially offset by adjustments with respect to prior years and resolution of tax audits.

Investments

We had total general fund invested assets of $142.4 billion as at December 31, 2016, compared to $138.0 billion as at December 31, 2015. The increase in general fund invested assets of $4.4 billion was primarily due to changes in operating activity, net fair value growth and the acquisition of the U.S. employee benefits business in 2016, partially offset by the currency impact of the strengthening Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015. Our general fund is primarily invested in fixed income instruments, including debt securities and mortgages and loans, with 85.3% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 4.0% and 4.6% of the portfolio, respectively and the remaining 6.1% of the portfolio consisted of policy loans, derivative assets and other invested assets. Our general fund invested assets are well diversified across investment types, geographies and sectors.

Additional detail on our investments is provided in Notes 5 and 6 to our 2016 Annual Consolidated Financial Statements.

[1] Our effective income tax rate on operating net income is calculated using operating net income and income tax expense associated with operating net income. Our effective income tax rate on underlying net income are calculated using underlying net income and income tax expense associated with underlying net income. The effective tax rates calculated on an operating and underlying basis also exclude amounts attributable to participating policyholders.

The following table sets out the composition of our general fund invested assets[1].

Investments [1]	December 31, 2016		December 31, 2015	
($ millions)	**Carrying value**	**% of total carrying value**	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	**8,642**	**6.1%**	8,983	6.5%
Debt securities – FVTPL	**59,466**	**41.9%**	56,785	41.2%
Debt securities – AFS	**12,421**	**8.7%**	13,111	9.5%
Equity securities – FVTPL	**5,016**	**3.5%**	4,426	3.2%
Equity securities – AFS	**758**	**0.5%**	887	0.6%
Mortgages and loans	**40,775**	**28.6%**	39,103	28.3%
Derivative assets	**1,608**	**1.1%**	1,866	1.4%
Other invested assets	**3,931**	**2.8%**	3,111	2.3%
Policy loans	**3,141**	**2.2%**	3,151	2.3%
Investment properties	**6,592**	**4.6%**	6,540	4.7%
Total invested assets	**142,350**	**100%**	137,963	100%

[1] The invested asset values and ratios presented are based on the carrying value of the respective asset categories. The carrying values for FVTPL and AFS invested assets are generally equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

Energy and Mining

As a leading international financial services organization we have a highly diversified portfolio that includes a variety of investment types spread across a broad range of sectors and geographies. As at December 31, 2016, our direct exposure to energy and mining through our debt securities and corporate loan holdings was approximately $6.1 billion or 4% of total invested assets, and our indirect exposure through our mortgage and real estate holdings was approximately $3.0 billion[1] or 2% of total invested assets.

Debt Securities and Corporate Loans

As at December 31, 2016, our holdings in debt securities and corporate loans in the energy sector were $5.4 billion, where 93% was investment grade ($5.6 billion of which 93% was rated investment grade as at December 31, 2015)[2]. Approximately 47% of our energy sector portfolio was invested in pipeline, storage and transportation entities, 12% was invested in integrated oil and gas entities, and the remaining portion was invested in companies involved in exploration and production, refining, and drilling and servicing, which included 4% in drilling and oil field services. This compared to approximately 45%, 15%, and 7% as at December 31, 2015, respectively.

As at December 31, 2016, our metals and mining sub-sector[3] holdings consisted of debt securities and were $0.7 billion, of which 88% was investment grade ($0.8 billion, of which 97% was investment grade as at December 31, 2015) and which are diversified across several different commodity types.

Mortgage and Real Estate

Our mortgage and real estate portfolio includes office, industrial, retail, and multi-family buildings occupied by tenants in diversified industries. Our most significant property holdings in the oil and gas sector are located in Alberta, where our real estate holdings represented approximately 20% of our global real estate portfolio and our uninsured mortgage holdings represented approximately 6% of our global mortgage portfolio as at December 31, 2016. Market fundamentals within the province have deteriorated as a result of the sustained weakness in energy prices which resulted in rising vacancy levels and lower rental rates. These trends, should they continue, may lead to further reductions in real estate valuations in the province particularly in the office sector.

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[1] The indirect exposure from mortgages and real estate includes real estate holdings and uninsured mortgages in Alberta and Texas.
[2] The credit risk ratings were established in accordance with the process described in our annual MD&A under the heading Risk Categories - Credit Risk Management Governance and Control.
[3] The metals and mining sub-sector is included in the Materials line of the Debt Securities by Issuer and Industry Sector table included in the Debt Securities section of our 2016 annual MD&A.

Within our Alberta mortgage and real estate portfolio, there has been no significant increase in arrears, mortgage defaults, and tenant insolvencies. We continue to closely monitor the effects of market changes in the energy sector on the real estate and mortgage portfolios.

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. As at December 31, 2016, we held $71.9 billion of debt securities, representing 50.6% of our total invested assets, compared to $69.9 billion representing 50.7% as at December 31, 2015. Debt securities with a credit rating of “A” or higher represented 69.6% of the total debt securities as at December 31, 2016, compared to 67.9% as at December 31, 2015. Debt securities with a credit rating of “BBB” or higher represented 97.6% of total debt securities as at December 31, 2016, compared to 96.9% as at December 31, 2015.

Corporate debt securities not issued or guaranteed by sovereign, regional and municipal governments represented 64.4% of our total debt securities as at December 31, 2016, compared to 66.0% as at December 31, 2015. Total government issued or guaranteed debt securities as at December 31, 2016 were $25.6 billion, compared to $23.8 billion as at December 31, 2015. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at December 31, 2016.

The carrying value of debt securities of governments and financial institutions by geographic location is presented in the following table.

Debt Securities of Governments and Financial Institutions by Geography

	December 31, 2016		December 31, 2015	
($ millions)	**Government issued or guaranteed**	**Financials**	Government issued or guaranteed	Financials[1]
Canada	**17,371**	**1,476**	15,411	1,416
United States	**1,890**	**4,733**	1,702	4,828
United Kingdom	**2,201**	**1,085**	2,561	1,481
Philippines	**2,619**	**15**	2,745	15
Eurozone[2]	**219**	**697**	237	829
Other	**1,305**	**1,297**	1,111	1,231
Total	**25,605**	**9,303**	23,767	9,800

[1] Our grouping of debt securities by sector is based on the Global Industry Classification Standard from S&P Dow Jones Indices. Certain real estate debt securities were moved out from the Financials sector as of September 1, 2016. $2.5 billion has been reclassified out of the Financials sector as at December 31, 2015 for comparability.

[2] Our investments in Eurozone countries primarily included the Netherlands, Spain, Germany, and France. We did not have any direct exposure to Greece. Of our exposure to Eurozone countries, 99.8% was rated investment grade and 83.5% had a credit rating of "A" or higher as at December 31, 2016 and 99.1% was rated investment grade and 77.4% had a credit rating of "A" or higher as at December 31, 2015.

Our gross unrealized losses as at December 31, 2016 for FVTPL and AFS debt securities were $0.72 billion and $0.14 billion, respectively, compared with $1.1 billion and $0.22 billion, respectively, as at December 31, 2015. The decrease in gross unrealized losses was largely due to the impact of a decline in credit spreads offsetting the impact from rising interest rates.

Our debt securities as at December 31, 2016 included $9.3 billion invested in the financial sector, representing approximately 12.9% of our total debt securities, or 6.5% of our total invested assets. This compares to $9.8 billion, or 14.0% of the total debt security portfolio, or 7.1% of our total invested assets as at December 31, 2015.

Our debt securities as at December 31, 2016 included $5.9 billion of asset-backed securities reported at fair value, representing 8.3% of our total debt securities, or 4.2% of our total invested assets. This compares to $4.9 billion representing 7.1% of total debt securities or 3.6% of our total invested assets as at December 31, 2015. The $1.0 billion increase is primarily due to the purchase of AAA rated asset-backed securities. Asset-backed securities with a credit rating of “AAA” represented 85.5% of total asset-backed securities as at December 31, 2016, compared to 77.9% as at December 31, 2015.

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at December 31, 2016, we had a total of $40.8 billion in mortgages and loans, representing 28.6% of our total invested assets, compared to $39.1 billion representing 28.3% as at December 31, 2015. Our mortgage portfolio consisted almost entirely of first mortgages, and our corporate loan portfolio consisted of private placement assets.

The carrying value of mortgages and loans by geographic location is presented in the following table.[1]

Mortgages and Loans by Geography

	December 31, 2016			December 31, 2015		
($ millions)	**Mortgages**	**Loans**	**Total**	Mortgages	Loans	Total
Canada	**8,234**	**13,120**	**21,354**	8,067	13,271	21,338
United States	**7,162**	**8,562**	**15,724**	6,725	7,442	14,167
United Kingdom	**—**	**803**	**803**	—	886	886
Other	**—**	**2,894**	**2,894**	—	2,712	2,712
Total	**15,396**	**25,379**	**40,775**	14,792	24,311	39,103

[1] The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor's parent.

As at December 31, 2016, we held $15.4 billion of mortgages, compared to $14.8 billion as at December 31, 2015. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family residential, industrial and land properties. As at December 31, 2016, 27.2% of our commercial mortgage portfolio consisted of multi-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at December 31, 2016, consistent with December 31, 2015. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation ("CMHC"). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.75 times. Of the $3.1 billion of multi-family residential loans in the Canadian commercial mortgage portfolio, 90.7% were insured by the CMHC. There are no single family mortgages in our mortgage portfolio.

As at December 31, 2016, we held $25.4 billion of corporate loans, compared to $24.3 billion as at December 31, 2015. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment and borrower credit quality. The loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

As at December 31, 2016, 97.0% of our total corporate loan portfolio is investment grade, compared to 97.1% as at December 31, 2015.

The carrying value and allowance for mortgages and loans past due or impaired is presented in the following table.

Mortgages and Loans Past Due or Impaired

	December 31, 2016					
	Gross carrying value			**Allowance for losses**		
($ millions)	**Mortgages**	**Loans**	**Total**	**Mortgages**	**Loans**	**Total**
Not past due	**15,378**	**25,379**	**40,757**	**—**	**—**	**—**
Past due:				**—**		
Past due less than 90 days	**2**	**—**	**2**	**—**	**—**	**—**
Past due 90 days or more	**—**	**—**	**—**	**—**	**—**	**—**
Impaired	**39**	**7**	**46**	**23** [1]	**7**	**30**
Total[1]	**15,419**	**25,386**	**40,805**	**23**	**7**	**30**

	December 31, 2015					
	Gross carrying value			Allowance for losses		
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	14,690	24,279	38,969	—	—	—
Past due:						
Past due less than 90 days	7	32	39	—	—	—
Past due 90 days or more	—	—	—	—	—	—
Impaired	137	7	144	42 [1]	7	49
Total[1]	14,834	24,318	39,152	42	7	49

[1] Includes $21 million of sectoral provisions as at December 31, 2016, consistent with December 31, 2015.

Our impaired mortgages and loans, net of allowance for losses, were $16 million as at December 31, 2016, compared to $95 million as at December 31, 2015. The decrease of $79 million was primarily due to the repayment and sales of impaired mortgages in the year. All of the impaired mortgages are in the United States.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at December 31, 2016 was $2,247 million for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities, compared to $2,077 million as at December 31, 2015. The increase of $166 million was primarily due to increases in the provision for assets purchased, net of dispositions, including the impact of the U.S. employee benefits business acquired in 2016, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are not exchanged.

Derivative Instruments

($ millions)	**December 31, 2016**	December 31, 2015
Net fair value	**(904)**	(1,512)
Total notional amount	**54,350**	57,845
Credit equivalent amount[1]	**510**	607
Risk-weighted credit equivalent amount	**5**	7

[1] Amounts presented are net of collateral received

The total notional amount of our derivatives decreased to $54.4 billion as at December 31, 2016 from $57.8 billion as at December 31, 2015. The decrease in the total notional amount was primarily attributable to a decrease of $2.2 billion in interest rate contracts for duration matching activities and a decrease of $1.0 billion in currency contracts hedging foreign currency assets.

The net fair value of derivatives was a net liability of $904 million as at December 31, 2016 compared to a net liability of $1,512 million as at December 31, 2015. The change in net fair value was due primarily to the impact of the strengthening of the Canadian dollar against the U.S. dollar on foreign exchange contracts.

Capital Management

Our total capital consists of subordinated debt and other capital instruments, participating policyholders' equity and total shareholders' equity which includes common shareholders' equity and preferred shareholders' equity. As at December 31, 2016, our total capital was $26.9 billion, up from $24.6 billion as at December 31, 2015. The increase in total capital was primarily the result of common shareholders' net income of $2,485 million and the issuance of $1,350 million of subordinated debentures detailed below, partially offset by the foreign currency translation impact included in other comprehensive income (loss) of a loss of $806 million, and the payment of $986 million of dividends on common shares.

The legal entity, SLF Inc. (the ultimate parent company), and its wholly owned holding companies had $1,616 million in cash and other liquid assets as at December 31, 2016 ($990 million as at December 31, 2015). The increase in cash and liquid assets in these holding companies in 2016 was primarily attributable to the issuance of $1,350 million subordinated debt detailed below, which was partially offset by our investment in an additional equity interest in BSLI and other operational requirements. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities.

On February 19, 2016, SLF Inc. issued $350 million principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures due 2026. The net proceeds were used to partially fund the acquisition of the U.S. employee benefits business in March 2016 and for general corporate purposes.

On September 19, 2016, SLF Inc. issued $1,000 million principal amount of Series 2016-2 Subordinated Unsecured 3.05% Fixed/Floating Debentures due 2028. The net proceeds from this issue of debentures were raised for general corporate purposes, including investments in subsidiaries and repayment of indebtedness.

On September 30, 2016, 1.1 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 10R ("Series 10R Shares") were converted into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR ("Series 11QR Shares") through a holder option, on a one-for-one basis. After the conversion, 6.9 million Series 10R Shares and 1.1 million Series 11QR Shares were outstanding. For additional information, refer to Note 15 of our Annual Consolidated Financial Statements.

On December 19, 2016, we announced that the number of Class A Non-Cumulative Rate Reset Preferred Shares Series 12R (the “Series 12R Shares”) that were elected to be converted into Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR (the “Series 13QR Shares”) was less than the one million shares required to give effect to conversions into Series 13QR Shares and accordingly no Series 12R Shares were converted into Series 13QR Shares.

On January 4, 2017, SLF Inc. announced its intention to redeem on March 2, 2017 all of the outstanding $800 million principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures. The redemption will be funded from existing cash and liquid assets.

As at December 31, 2016, Sun Life Assurance's MCCSR ratio was 226%, compared to 240% as at December 31, 2015. The decrease to Sun Life Assurance's MCCSR ratio over 2016 primarily resulted from the acquisition of the U.S. employee benefits business, partially offset by the contribution of earnings net of dividends.

As at December 31, 2016, SLF Inc.'s MCCSR ratio was 253%. The primary difference between the MCCSR ratio of SLF Inc. and Sun Life Assurance relates to cash and liquid assets held at the holding company level of $1,616 million as discussed above and capital related to certain insurance subsidiaries held directly by SLF Inc.

On September 12, 2016, the Office of the Superintendent of Financial Institutions ("OSFI") released its Life Insurance Capital Adequacy Test Guideline which, when implemented in 2018, will replace the current MCCSR Guideline. For additional information, see Risk Management - Recent Regulatory Developments.

On June 1, 2016, SLF Inc. redeemed the outstanding $950 million principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures in accordance with the redemption terms attached to these debentures. The redemption had no impact to the MCCSR ratios of Sun Life Assurance or SLF Inc. as these senior debentures did not qualify as available capital. In addition, a separate pool of assets had been set aside to support the redemption of these debentures. As such, the redemption did not affect the liquid assets held by SLF Inc. and its wholly-owned holding companies.

Risk Management

The Company has established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $41 million (pre-tax) in net gains on the sale of AFS assets during the fourth quarter of 2016 and $223 million (pre-tax) in 2016 ($39 million pre-tax in the fourth quarter of 2015 and $228 million pre-tax in 2015). The net unrealized gains or OCI position on AFS fixed income and equity assets were $86 million and $125 million, respectively, after-tax as at December 31, 2016 ($43 million and $182 million, respectively, after-tax as at December 31, 2015).

The following table sets out the estimated immediate impact on, or sensitivity of our net income, our OCI, and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2016 and December 31, 2015.

Interest Rate and Equity Market Sensitivities

As at December 31, 2016[1] ($ millions, unless otherwise noted)				
Interest rate sensitivity[2][6]	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income[3][6]	**$ (200)**	**$ (100)**	**$ 50**	**$ 50**
Potential impact on OCI	**$ 550**	**$ 250**	**$ (250)**	**$ (500)**
Potential impact on MCCSR[4]	**8% points decrease**	**3% points decrease**	**4% points increase**	**7% points increase**
Equity markets sensitivity[5]	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income[3]	**$ (300)**	**$ (100)**	**$ 100**	**$ 250**
Potential impact on OCI	**$ (150)**	**$ (50)**	**$ 50**	**$ 150**
Potential impact on MCCSR[4]	**3% points decrease**	**1% points decrease**	**2% points increase**	**4% points increase**

As at December 31, 2015[1] ($ millions, unless otherwise noted)				
Interest rate sensitivity[2][6]	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income[3][6]	$ (300)	$ (100)	$ 50	$ 50
Potential impact on OCI	$ 500	$ 250	$ (250)	$ (500)
Potential impact on MCCSR[4]	10% points decrease	4% points decrease	4% points increase	7% points increase
Equity markets sensitivity[5]	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income[3]	$ (350)	$ (100)	$ 100	$ 300
Potential impact on OCI	$ (150)	$ (50)	$ 50	$ 150
Potential impact on MCCSR[4]	4% points decrease	1% points decrease	2% points increase	4% points increase

[1] Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

[2] Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2016 and December 31, 2015, with no change to the ASB promulgated Ultimate Reinvestment Rate ("URR"). Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

[3] The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2016 and December 31, 2015, and include new business added and product changes implemented prior to such dates.

[4] The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2016 and December 31, 2015. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance.

[5] Represents the respective change across all equity markets as at December 31, 2016 and December 31, 2015. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

[6] The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income and MCCSR sensitivities to changes in interest rates and equity markets have changed since December 31, 2015. The decrease in sensitivity to interest rates has resulted primarily from assumption changes and management actions, including the impact from increased levels of hedging. The decrease in sensitivity to equity markets has resulted primarily from assumption changes and management actions net of the impact from changes in equity markets during 2016.

Interest rate sensitivities do not include any impact from changes to the ASB promulgated URR. In 2014, the Actuarial Standards Board ("ASB") made changes to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes relate to assumed future interest rates, credit spreads and the use of non-fixed income assets supporting fixed obligations. When the ASB promulgated these changes, the intention was to review these assumptions every five years, or sooner if circumstances warrant. Given the continuing low interest rates, we expect the ASB will revisit the reinvestment assumptions in 2017 but the magnitude of any potential changes due to the promulgation remains uncertain. Based on current assumptions, as at December 31, 2016, our estimated sensitivity to a 10 basis point decrease in the URR would have been a decrease in reported and operating net income of approximately $75 million. The actual impact could differ from the Company's estimate. The statements concerning expected URR changes are forward-looking.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholders' net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity[1][2]	50 basis point decrease	50 basis point increase
December 31, 2016	**$ (125)**	**$ 125**
December 31, 2015	$ (100)	$ 75

[1] Sensitivities have been rounded to the nearest $25 million.
[2] In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity[1]	20 basis point decrease	20 basis point increase
December 31, 2016	**$ 25**	**$ (25)**
December 31, 2015	$ 50	$ (50)

[1] Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at December 31, 2016 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products.

December 31, 2016

($ millions)	**Fund value**	**Amount at Risk[1]**	**Value of guarantees[2]**	**Insurance contract liabilities[3]**
SLF Canada	**12,354**	**348**	**10,961**	**499**
SLF U.S.	**4,361**	**430**	**4,681**	**171**
Run-off reinsurance[4]	**2,695**	**494**	**1,864**	**469**
Total	**19,410**	**1,272**	**17,506**	**1,139**

December 31, 2015

($ millions)	Fund value	Amount at Risk[1]	Value of guarantees[2]	Insurance contract liabilities[3]
SLF Canada	12,304	424	11,109	575
SLF U.S.	5,400	509	5,789	275
Run-off reinsurance[4]	2,950	569	2,129	570
Total	20,654	1,502	19,027	1,420

[1] The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

[2] For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

[3] The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

[4] The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2015 to December 31, 2016 was primarily as a result of the following factors:

(i) the total fund values decreased due to the net redemptions from legacy business and the strengthening of the Canadian dollar against the U.S. dollar;
(ii) the amount at risk decreased due to positive fund returns, the net redemptions from legacy business and the strengthening of the Canadian dollar;
(iii) the total value of guarantees decreased due to the net redemptions from legacy business and the strengthening of the Canadian dollar; and
(iv) the total insurance contract liabilities decreased due to higher interest rates, favourable equity market movements, and the net redemptions from legacy business.

Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at December 31, 2016, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2016 and December 31, 2015.

Impact of Segregated Fund Hedging

December 31, 2016

($ millions)	**Changes in interest rates[3]**		**Changes in equity markets[4]**	
Net income sensitivity[1][2]	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	**(250)**	**(550)**	**(200)**	**(550)**
Hedging impact	**250**	**550**	**150**	**450**
Net of hedging	**—**	**—**	**(50)**	**(100)**

December 31, 2015

($ millions)	Changes in interest rates[3]		Changes in equity markets[4]	
Net income sensitivity[1][2]	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(450)	(200)	(600)
Hedging impact	200	500	150	500
Net of hedging	—	50	(50)	(100)

[1] Net income sensitivities have been rounded to the nearest $50 million.
[2] Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
[3] Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2016 and December 31, 2015, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
[4] Represents the change across all equity markets as at December 31, 2016 and December 31, 2015. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice, equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2016 would decrease net income[1] by approximately $200 million ($175 million decrease as at December 31, 2015). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2016 would increase net income by approximately $200 million ($175 million increase as at December 31, 2015).

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2015 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance's MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2016 and December 31, 2015, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

[1] Net income sensitivities have been rounded to the nearest $25 million.

The sensitivities are based on methods and assumptions in effect as at December 31, 2016 and December 31, 2015, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the sections in the annual MD&A under the headings Outlook and Critical Accounting Policies and Estimates. Additional information on market risk can be found in Note 6 of our 2016 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

Additional information on risk factors can be found the Risk Factors section in our AIF.

Reconciliation of Non-IFRS Financial Measures

Additional information on the use of non-IFRS measures, including the definition of operating net income (loss) and underlying net income (loss), is available in this document under the heading Use of Non-IFRS Financial Measures.

The following table sets out the amounts that were excluded from our operating net income (loss), underlying net income (loss), operating EPS and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results					Full year	
($ millions, unless otherwise noted)	**Q4'16**	Q3'16	Q2'16	Q1'16	Q4'15	**2016**	2015
Reported net income	**728**	737	480	540	536	**2,485**	2,185
Certain hedges in SLF Canada that do not qualify for hedge accounting	**8**	6	(6)	(13)	10	**(5)**	21
Fair value adjustments on MFS's share-based payment awards	**10**	(7)	20	7	(6)	**30**	(9)
Acquisition, integration and restructuring	**(22)**	(12)	(8)	15	(66)	**(27)**	(80)
Operating net income (loss)	**732**	750	474	531	598	**2,487**	2,253
Market related impacts	**162**	57	(72)	(40)	(36)	**107**	(43)
Assumption changes and management actions	**10**	54	(8)	(11)	(12)	**45**	(9)
Underlying net income (loss)	**560**	639	554	582	646	**2,335**	2,305
Reported EPS (diluted) ($)	**1.18**	1.20	0.78	0.88	0.87	**4.03**	3.55
Certain hedges in SLF Canada that do not qualify for hedge accounting ($)	**0.01**	0.01	(0.01)	(0.02)	0.02	**(0.01)**	0.03
Fair value adjustments on MFS's share-based payment awards ($)	**0.02**	(0.01)	0.03	0.01	(0.01)	**0.05**	(0.01)
Acquisition, integration and restructuring ($)	**(0.03)**	(0.02)	(0.01)	0.02	(0.11)	**(0.04)**	(0.13)
Impact of convertible securities on diluted EPS ($)	**(0.01)**	—	—	—	(0.01)	**(0.02)**	(0.02)
Operating EPS (diluted) ($)	**1.19**	1.22	0.77	0.87	0.98	**4.05**	3.68
Market related impacts ($)	**0.26**	0.09	(0.12)	(0.06)	(0.05)	**0.18**	(0.07)
Assumption changes and management actions ($)	**0.02**	0.09	(0.01)	(0.02)	(0.02)	**0.07**	(0.01)
Underlying EPS (diluted) ($)	**0.91**	1.04	0.90	0.95	1.05	**3.80**	3.76

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE, operating ROE and underlying ROE, respectively, reported net income (loss), operating net income (loss) and underlying net income (loss) are divided by the total weighted average common shareholders' equity for the period.

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons ("Constant Currency Adjustment"); (ii) Fair value and foreign currency changes on assets and liabilities ("FV Adjustment"); and (iii) reinsurance for the insured business in SLF Canada's GB operations ("Reinsurance in SLF Canada's GB Operations Adjustment").

	Quarterly results					Full year	
($ millions)	**Q4'16**	Q3'16	Q2'16	Q1'16	Q4'15	**2016**	2015
Revenues	**2,366**	7,892	9,533	8,782	5,567	**28,573**	19,274
Constant Currency Adjustment	**(30)**	(111)	(135)	88	—	**432**	—
FV Adjustment	**(4,902)**	1,182	3,223	2,730	(788)	**2,233**	(1,961)
Reinsurance in SLF Canada's GB Operations Adjustment	**(695)**	(696)	(679)	(688)	(1,171)	**(2,758)**	(4,684)
Adjusted revenue	**7,993**	7,517	7,124	6,652	7,526	**28,666**	25,919

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impact of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada's GB Operations Adjustment.

	Quarterly results					Full year	
($ millions)	**Q4'16**	Q3'16	Q2'16	Q1'16	Q4'15	**2016**	2015
Premiums and deposits[1]	**42,422**	40,176	38,035	37,826	33,120	**158,459**	136,150
Constant Currency Adjustment	**(76)**	(846)	(1,146)	854	—	**4,355**	—
Reinsurance in SLF Canada's GB Operations Adjustment	**(695)**	(696)	(679)	(688)	(1,171)	**(2,758)**	(4,684)
Adjusted premiums and deposits	**43,193**	41,718	39,860	37,660	34,291	**156,862**	140,834

[1] In the second quarter of 2016, we moved our sales reporting methodology for Bentall Kennedy's real estate investment management operations from an investment property activity basis to a Client cash flow basis to be consistent with the method used in our existing asset management operations. Prior periods have been restated to reflect this change.

MFS pre-tax operating profit margin ratio. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS's share-based payment awards, investment income, and certain commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

Impact of foreign exchange. Several financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) effective income tax rates on an operating net income and underlying net income basis; (iv) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (v) Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this MD&A include, (i) statements relating to our growth strategies, (ii) statements concerning the expected impact of the U.S. employee benefits business acquisition completed in 2016 on earnings per share, excluding transaction and integration costs and our expected pre-tax run rate synergies, (iii) statements relating to productivity and expense initiatives, growth initiatives and other business objectives, (iv) statements that are predictive in nature or that depend upon or refer to future events or conditions, (v) statements set out in this document under the heading Risk Management - Interest Rate and Equity Market Sensitivities, and (vi) statements that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will" and similar expressions are forward-looking statements. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Financial Summary - Impact of the Low Interest Environment, Capital Management and Risk Management, and in SLF Inc.'s most recent AIF under the heading Risk Factors, and the factors detailed in SLF Inc.'s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: **credit risks** - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; **market risks** - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; **insurance risks** - related to mortality, morbidity, longevity and policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; **business and strategic risks** - related to global economic and political conditions; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the design and implementation of business strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; **operational risks** - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; the execution and integration of mergers, acquisitions and divestitures; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and **liquidity risks** - the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call

The Company's fourth quarter 2016 financial results will be reviewed at a conference call on Thursday, February 16, 2016, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q4 results from the "Investors" section on the home page 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q4 2018 period end. The conference call can also be accessed by phone by dialing 647-427-2311 (International) or 1-866-521-4909 (Toll-free North America). A replay of the conference call will be available from Thursday, February 16, 2017 at 1 p.m. ET until 11:59 p.m. ET on Thursday, March 2, 2017 by calling 404-537-3406 or 1-855-859-2056 (Toll-free North America) using Conference ID 49330145.

Consolidated Statements of Operations

(in millions of Canadian dollars except for per share amounts)	For the three months ended[1] December 31, 2016	For the three months ended[1] December 31, 2015	For the twelve months ended[2] December 31, 2016	For the twelve months ended[2] December 31, 2015
Revenue				
Premiums				
Gross	**$ 5,592**	$ 5,163	**$ 19,427**	$ 16,824
Less: Ceded	**1,173**	1,612	**4,379**	6,429
Net premiums	**4,419**	3,551	**15,048**	10,395
Net investment income (loss):				
Interest and other investment income	**1,366**	1,327	**5,489**	5,288
Fair value and foreign currency changes on assets and liabilities	**(4,902)**	(788)	**2,233**	(1,961)
Net gains (losses) on available-for-sale assets	**41**	39	**223**	228
Net investment income (loss)	**(3,495)**	578	**7,945**	3,555
Fee income	**1,442**	1,438	**5,580**	5,324
Total revenue	**2,366**	5,567	**28,573**	19,274
Benefits and expenses				
Gross claims and benefits paid	**4,003**	3,679	**15,210**	14,086
Increase (decrease) in insurance contract liabilities	**(4,371)**	669	**5,391**	1,261
Decrease (increase) in reinsurance assets	**450**	(125)	**133**	(505)
Increase (decrease) in investment contract liabilities	**(39)**	10	**(13)**	(29)
Reinsurance expenses (recoveries)	**(1,073)**	(1,508)	**(4,313)**	(6,146)
Commissions	**652**	566	**2,372**	2,100
Net transfer to (from) segregated funds	**(133)**	(3)	**(307)**	(43)
Operating expenses	**1,678**	1,383	**6,000**	5,037
Premium taxes	**90**	75	**339**	292
Interest expense	**80**	80	**316**	322
Total benefits and expenses	**1,337**	4,826	**25,128**	16,375
Income (loss) before income taxes	**1,029**	741	**3,445**	2,899
Less: Income tax expense (benefit)	**201**	180	**619**	599
Total net income (loss)	**828**	561	**2,826**	2,300
Less: Net income (loss) attributable to participating policyholders and non-controlling interest	**77**	1	**245**	15
Shareholders' net income (loss)	**751**	560	**2,581**	2,285
Less: Preferred shareholders' dividends	**23**	24	**96**	100
Common shareholders' net income (loss)	**$ 728**	$ 536	**$ 2,485**	$ 2,185
Earnings (loss) per share				
Basic	**$ 1.19**	$ 0.88	**$ 4.05**	$ 3.57
Diluted	**$ 1.18**	$ 0.87	**$ 4.03**	$ 3.55

[1] Quarterly numbers are unaudited.

[2] Derived from the audited Annual Consolidated Financial Statements.

Consolidated Statements of Financial Position

	As at	
(in millions of Canadian dollars)[1]	**December 31, 2016**	December 31, 2015
Assets		
Cash, cash equivalents and short-term securities	**$ 8,642**	$ 8,983
Debt securities	**71,887**	69,896
Equity securities	**5,774**	5,313
Mortgages and loans	**40,775**	39,103
Derivative assets	**1,608**	1,866
Other invested assets	**3,931**	3,111
Policy loans	**3,141**	3,151
Investment properties	**6,592**	6,540
Invested assets	**142,350**	137,963
Other assets	**5,109**	4,567
Reinsurance assets	**5,144**	5,386
Deferred tax assets	**1,448**	1,372
Intangible assets	**1,703**	1,479
Goodwill	**5,317**	4,646
Total general fund assets	**161,071**	155,413
Investments for account of segregated fund holders	**97,167**	91,440
Total assets	**$ 258,238**	$ 246,853
Liabilities and equity		
Liabilities		
Insurance contract liabilities	**$ 115,057**	$ 110,227
Investment contract liabilities	**2,913**	2,913
Derivative liabilities	**2,512**	3,378
Deferred tax liabilities	**687**	405
Other liabilities	**12,399**	12,332
Senior debentures	**1,299**	2,248
Subordinated debt	**3,836**	2,492
Total general fund liabilities	**138,703**	133,995
Insurance contracts for account of segregated fund holders	**90,388**	83,670
Investment contracts for account of segregated fund holders	**6,779**	7,770
Total liabilities	**$ 235,870**	$ 225,435
Equity		
Issued share capital and contributed surplus	**$ 10,943**	$ 10,900
Shareholders' retained earnings and accumulated other comprehensive income	**11,013**	10,350
Total shareholders' equity	**$ 21,956**	$ 21,250
Participating policyholders' equity and non-controlling interest	**412**	168
Total equity	**22,368**	$ 21,418
Total liabilities and equity	**$ 258,238**	$ 246,853

[1] Derived from the audited Annual Consolidated Financial Statements.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2016, Sun Life Financial had total assets under management of $903 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contact:
Gannon Loftus
Manager, Media & PR, Corporate Communications
Tel: 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:
Gregory Dilworth
Vice-President, Investor Relations
Tel: 416-979-6230
investor.relations@sunlife.com